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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Stockholders of Stolt-Nielsen S.A.

        We have audited the accompanying consolidated balance sheets of Stolt-Nielsen S.A. and subsidiaries (the "Company") as of 30 November 2006 and 2005, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Marine Harvest N.V. as of and for the year ended November 30, 2006, the Company's investment in which is accounted for by use of the equity method. The Company's equity of $322.8 million in Marine Harvest N.V's net assets as of November 30, 2006 and $60.8 million in that company's net income for the year then ended are included in the accompanying financial statements. The financial statements of Marine Harvest N.V. for the year ended 31 December 2006 were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Marine Harvest N.V. as of and for the year ended 30 November 2006, is based solely on the report of the other auditors.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

        In our opinion, based on our audits and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of Stolt-Nielsen S.A. and subsidiaries as of November 30, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended November 30, 2006, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 3 to the consolidated financial statements, the Company adopted the Securities and Exchange Commission's Staff Accounting Bulletin 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", effective December 1, 2005. As discussed in Note 20 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" using the modified prospective method with effect from December 1, 2005.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of November 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 21, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an adverse opinion on the effectiveness of the Company's internal control over financial reporting because of two material weaknesses.

Deloitte & Touche LLP
London
May 21, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        To the Board of Directors and Stockholders of Stolt-Nielsen S.A.

        We have audited management's assessment, included in the accompanying Management's Report on Internal Controls over Financial Reporting that Stolt-Nielsen S.A and subsidiaries (the "Company") did not maintain effective internal control over financial reporting as of November 30, 2006, because of the effect of the material weaknesses identified in management's assessment based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

        A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

        Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual financial statements will not be prevented or detected. The following material weaknesses have been identified and included in management's assessment:

        The Company's controls around accounting for joint ventures were not operating effectively so as to ensure that the Investments in and advances to non-consolidated joint ventures was recorded in accordance with accounting principles, generally accepted in the United States of America. Such material weakness resulted in a $12.9 million adjustment to the Investments in and advances to non-consolidated joint ventures and Retained earnings within the current year financial statements,

(such adjustment being recognized effective December 1, 2005, as a transition adjustment on adoption of the Securities and Exchange Commission's Staff Accounting Bulletin 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements").

        The second material weakness arose due to the lack of a sufficient number of experienced accounting and financial reporting personnel during critical periods and a consequent lack of independent review. This material weakness in design control would have resulted in a material overstatement of dividends in the year and a more than inconsequential but less than material adjustment to Net income and the Investment in and loan to Marine Harvest within the current year financial statements.

        These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended November 30, 2006, of the Company and this report does not affect our report on such financial statements.

        In our opinion, management's assessment that the Company did not maintain effective internal control over financial reporting as of November 30, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, because of the effect of the material weaknesses described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of November 30, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

        We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended November 30, 2006, of the Company and our report dated May 21, 2007 expressed an unqualified opinion on those financial statements and included an explanatory paragraph referring to the Company's adoption of the Securities and Exchange Commission's Staff Accounting Bulletin 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements", effective December 1, 2005, and Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" effective December 1, 2005.

Deloitte & Touche LLP
London
May 21, 2007

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended November 30,
	2006	2005	2004
	(in thousands, except per share data)
Operating Revenue:
Stolt-Nielsen Transportation Group:
Tankers	$1,066,107	$966,155	$840,952
Tank Containers	351,572	334,286	297,495
Terminals	93,792	83,251	75,618
SNTG Corporate	4,722	7,285	4,671

	1,516,193	1,390,977	1,218,736
Stolt Sea Farm	60,348	245,507	459,073
Corporate and other	36	1,504	1,515

	1,576,577	1,637,988	1,679,324
Operating Expenses:
Stolt-Nielsen Transportation Group:
Tankers	854,382	738,242	640,015
Tank Containers	270,562	267,080	246,172
Terminals	55,503	51,579	45,401
SNTG Corporate	5,139	6,918	3,479

	1,185,586	1,063,819	935,067
Stolt Sea Farm	37,455	220,033	438,635

	1,223,041	1,283,852	1,373,702
Gross Profit	353,536	354,136	305,622
Equity in net income of non-consolidated joint ventures and equity method investees (Note 4)	17,536	14,950	23,013
Administrative and general expenses	(208,265)	(185,171)	(200,608)
Restructuring charges (Note 10)	(1,761)	(7,064)	(2,679)
Gain on disposal of assets, net (Note 9)	4,222	11,558	3,076
Other operating income (expense), net	3,916	(6,003)	6,155

Operating Income	169,184	182,406	134,579
Non-Operating Income (Expense):
Interest expense	(35,468)	(47,594)	(80,460)
Interest income	7,840	6,918	4,032
Foreign currency exchange gain (loss)	3,416	(2,149)	6,848
Loss on early retirement of debt, net (Note 14)	—	(15,110)	—

Income from Continuing Operations before Income Tax Provision, Minority Interest, Equity in Net Income of Marine Harvest and Cumulative Effect of a Change in Accounting Principle	144,972	124,471	64,999
Income tax provision (Note 11)	(5,772)	(9,679)	(11,922)

Income from Continuing Operations before Minority Interest, Equity in Net Income of Marine Harvest and Cumulative Effect of a Change in Accounting Principle	139,200	114,792	53,077
Minority interest	(85)	(55)	348
Equity in net income of Marine Harvest (Note 7)	60,800	11,300	—

Income from Continuing Operations before Cumulative Effect of a Change in Accounting Principle	199,915	126,037	53,425
Income (loss) from discontinued operations (Note 25)	—	1,100	(1,649)
Gain on sale of investment in discontinued operations (Note 25)	—	355,882	24,870

Income before Cumulative Effect of a Change in Accounting Principle	199,915	483,019	76,646
Cumulative effect of a change in accounting principle (Note 5)	—	—	(1,776)

Net Income	$199,915	$483,019	$74,870

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)

	For the years ended November 30,
	2006	2005	2004
	(in thousands, except per share data)
Income per Common Share (Note 2):
Basic
Income from continuing operations	$3.21	$1.94	$0.87
Income from discontinued operations	—	0.02	(0.03)
Gain on sale of investment in discontinued operations	—	5.49	0.40

Income before cumulative effect of a change in accounting principle	3.21	7.45	1.24
Cumulative effect of a change in accounting principle (Note 5)	—	—	(0.03)

Net Income	$3.21	$7.45	$1.21

Diluted
Income from continuing operations	$3.17	$1.90	$0.85
Income from discontinued operations	—	0.02	(0.03)
Gain on sale of investment in discontinued operations	—	5.37	0.40

Income before cumulative effect of a change in accounting principle	3.17	7.29	1.22
Cumulative effect of a change in accounting principle (Note 5)	—	—	(0.03)

Net Income	$3.17	$7.29	$1.19

Weighted Average Number of Common Shares and Common Share Equivalents Outstanding (Note 2):
Basic	62,243	64,864	61,767
Diluted	62,927	66,218	62,630

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED BALANCE SHEETS

	As of November 30,
	2006	2005
	(in thousands, except for share data)
ASSETS
Current Assets:
Cash and cash equivalents	$44,502	$29,587
Trade receivables (net of allowance for doubtful accounts of $7,260 in 2006 and $3,075 in 2005)	131,870	138,190
Inventories (Note 12)	17,492	17,556
Receivables from related parties (Note 6)	4,357	3,306
Restricted cash deposits	—	14
Prepaid expenses	56,805	45,524
Other current assets	11,053	8,192

Total Current Assets	266,079	242,369

Fixed assets, at cost:
SNTG tankers	2,086,531	2,024,981
Deposits for SNTG tankers under construction	193,165	25,549
SNTG tank containers	162,566	139,867
SNTG terminals	337,096	329,259
Stolt Sea Farm	53,031	45,581
Other	38,978	39,136

	2,871,367	2,604,373
Less—accumulated depreciation	(1,199,108)	(1,130,740)

Fixed assets, net	1,672,259	1,473,633
Investments in and advances to non-consolidated joint ventures and equity method investees (Note 4)	147,564	85,839
Investment in and loan to Marine Harvest (Note 7)	322,823	329,300
Deferred income tax assets, net of valuation allowances (Note 11)	3,720	1,992
Goodwill and other intangible assets, net (Note 8)	24,101	24,499
Other assets	77,403	61,548

Total Assets	$2,513,949	$2,219,180

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term bank loans (Note 13)	$144,600	$173,349
Current maturities of long-term debt (Note 14)	67,301	49,482
Accounts payable	50,638	53,802
Accrued voyage expenses	64,205	54,979
Accrued expenses	155,928	138,676
Prepayment proceeds on sale of Marine Harvest (Note 7)	353,450	—
Other current liabilities	28,166	10,851

Total Current Liabilities	864,288	481,139

Long-term debt (Note 14)	418,875	444,099
Deferred income tax liabilities (Note 11)	13,268	19,837
Other liabilities	44,672	60,839
Minority interest	292	204
Commitments and contingencies (Notes 23 and 24)
Shareholders' Equity (Note 18):
Founder's shares: no par value—17,250,000 shares authorized, 16,520,364 issued in 2006 and 16,434,891 issued in 2005, less 1,696,310 Treasury shares in 2006 and 402,913 in 2005	—	—
Common shares: stated $1—69,000,000 shares authorized, 66,081,456 shares issued in 2006, and 65,739,564 shares issued in 2005	66,081	65,740
Paid-in surplus	356,906	342,932
Retained earnings	936,553	875,321
Accumulated other comprehensive income (loss), net (Note 2)	10,923	(16,096)

	1,370,463	1,267,897
Less—Treasury stock, at cost, 6,785,240 Common shares in 2006 and 1,611,650 in 2005	(197,909)	(54,835)

Total Shareholders' Equity	1,172,554	1,213,062

Total Liabilities and Shareholders' Equity	$2,513,949	$2,219,180

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

	Capital Stock	Paid-in Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss), Net	Comprehensive Income (Loss)	Total
	(in thousands, except for share data)
Balance, December 1, 2003	$62,639	$335,499	$(134,024)	$448,498	$(18,398)		$694,214
Exercise of stock options for 738,563 Common shares	738	8,499	—	—	—	—	9,237
Issuance of 184,641 Founder's shares	—	—	—	—	—	—	—
Sale of 7,688,810 Treasury Common shares	—	(32,982)	134,024	—	—	—	101,042
Net income	—	—	—	74,870	—	$74,870	$74,870

Other comprehensive income (loss):
Deconsolidation of Stolt Offshore	—	—	—	—	(12,136)	(12,136)	(12,136)
Translation adjustments, net	—	—	—	—	17,108	17,108	17,108
Minimum pension liability adjustments, net of tax benefit of $153	—	—	—	—	(438)	(438)	(438)
Net losses on cash flow hedges reclassified into earnings	—	—	—	—	(604)	(604)	(604)

Other comprehensive income, net						3,930

Comprehensive income						$78,800

Balance, November 30, 2004	63,377	311,016	—	523,368	(14,468)	—	$883,293
Exercise of stock options for 2,362,804 Common shares	2,363	30,689	—	—	—	—	33,052
Issuance of 590,701 Founder's shares	—	—	—	—	—	—	—
Purchase of Treasury Common shares—1,611,650 shares	—	—	(54,835)	—	—	—	(54,835)
Purchase of Treasury Founder's shares— 402,913 shares	—	—	—	—	—	—	—
Stock-based compensation	—	1,227	—	—	—	—	1,227
Cash dividends paid—$2.00 per Common share	—	—	—	(130,984)	—	—	(130,984)
Cash dividends paid—$0.005 per Founder's share	—	—	—	(82)	—		(82)
Net income	—	—	—	483,019	—	$483,019	483,019

Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	7,182	7,182	7,182
Minimum pension liability adjustments, net of tax benefit of $1,039	—	—	—	—	(2,969)	(2,969)	(2,969)
Net losses on cash flow hedges reclassified into earnings	—	—	—	—	(5,841)	(5,841)	(5,841)

Other comprehensive loss, net						(1,628)

Comprehensive income						$481,391

Balance, November 30, 2005	65,740	342,932	(54,835)	875,321	(16,096)		1,213,062
Cumulative effect adjustment for adoption of SAB 108, net of tax	—	—	—	(12,914)	—		(12,914)
Exercise of stock options for 341,892 Common shares	341	3,629	—	—	—	—	3,970
Issuance of 85,473 Founder's shares	—	—	—	—	—	—	—
Purchase of Treasury Common shares— 5,173,590 shares	—	—	(143,074)	—	—	—	(143,074)
Purchase of Treasury Founder's shares— 1,293,397 shares	—	—	—	—	—	—	—
Stock-based compensation	—	10,345	—	—	—	—	10,345
Cash dividends paid—$2.00 per Common share(a)	—	—	—	(125,688)	—	—	(125,688)
Cash dividends paid—$0.005 per Founder's shares(b)				(81)	—	—	(81)
Net income	—	—	—	199,915	—	$199,915	$199,915

Other comprehensive income (loss):
Translation adjustments, net	—	—	—	—	17,928	17,928	17,928
Minimum pension liability adjustments, net of tax benefit of $1,686	—	—	—	—	4,413	4,413	4,413
Net gains on cash flow hedges reclassified into earnings	—	—	—	—	4,678	4,678	4,678

Other comprehensive income, net	—	—	—	—	—	27,019

Comprehensive income	—	—	—	—	—	$226,934

Balance, November 30, 2006	$66,081	$356,906	$(197,909)	$936,553	$10,923		$1,172,554

(a)
The $125.7 million is inclusive of the 2005 final dividend of $61.4 million and the 2005 interim dividend of $64.3 million.
(b)
The $0.1 million is the 2005 interim dividend.

        Accumulated Other Comprehensive Income (Loss), net as of November 30, 2006, and 2005 consisted of the following:

	2006	2005
	(in thousands)
Cumulative translation adjustments, net	$14,759	$(3,169)
Minimum pension liability adjustments, net of tax	(4,632)	(9,045)
Net unrealized gain (loss) on cash flow hedges	796	(3,882)

Total accumulated other comprehensive income (loss), net	$10,923	$(16,096)

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended November 30,
	2006	2005	2004
	(in thousands)
Cash Flows from Operating Activities:
Net Income	$199,915	$483,019	$74,870
Less—income related to discontinued operations	—	356,982	23,221

Income from continuing operations	199,915	126,037	51,649
Adjustments to reconcile net income to net cash from operating activities:
Cumulative effect of a change in accounting principle	—	—	1,776
Depreciation of fixed assets	96,542	96,987	102,616
Amortization of other intangible assets	65	42	1,190
Amortization of debt issuance costs	1,194	1,280	1,568
Loss on early retirement of debt—non cash	—	778	—
Amortization of drydock costs	13,758	10,771	11,016
Insurance claims recognized	(3,042)	—	—
Provisions (reversals/benefits) for reserves and deferred taxes	(21,325)	(27,382)	(13,685)
Equity in net income of non-consolidated joint ventures and equity method investees	(17,536)	(14,950)	(23,013)
Equity in net income of Marine Harvest	(60,800)	(11,300)	—
Minority interest	85	55	(348)
Foreign currency related losses (gains)	6,451	1,359	(7,037)
Gain on disposal of assets, net	(4,223)	(11,558)	(3,076)
Stock-based compensation expense	10,345	1,227	—
Changes in assets and liabilities, net of effect of divestitures:
Decrease (increase) in trade receivables	1,991	(8,485)	(5,973)
(Increase) decrease in inventories	(165)	33,340	32,512
(Increase) decrease in prepaid expenses and other current assets	(24,611)	7,599	(11,166)
Increase in accounts payable and other current liabilities	33,065	16,228	2,862
Payments of drydock costs	(18,079)	(2,580)	(16,357)
Insurance proceeds from business interruption claims	1,100	—	—
Dividends from non-consolidated joint ventures	3,279	5,853	16,887
Other, net	25	3,894	(5,504)

Net cash provided by operating activities—Continuing operations	218,034	229,195	135,917
Net cash provided by operating activities—Discontinued operations	—	—	51,442

Net cash provided by operating activities	218,034	229,195	187,359

Cash flows from investing activities, net of effect of acquisitions and investments:
Capital expenditures	(298,752)	(158,806)	(51,329)
Proceeds from sales of ships and other assets	24,085	9,391	3,824
Cash settlement of hedges	2,478	—	—
Investment in joint ventures and equity method investees (Note 4)	(58,736)	(4,900)	—
Advances (to) from affiliates and others, net (Note 4)	711	(2,522)	27,241
Proceeds from sale of Marine Harvest (Note 7)	353,450	—	—
Cash received from Marine Harvest (Note 7)	64,877	—	—
Cash contribution to Marine Harvest (Note 7)	—	(19,314)
(Increase) decrease in restricted cash deposits	14	(271)	24,918
Decrease in long-term loans and advances to employees and officers (Note 6)	—	4,758	2,716
Insurance proceeds from loss of assets claims	1,942	—	—
Other, net	1,293	1,892	(3,363)

Net cash provided by (used in) investing activities—Continuing operations	91,362	(169,772)	4,007
Net cash provided by (used in) investing activities—Discontinued operations	—	492,400	(157,837)

Net cash provided by (used in) investing activities	91,362	322,628	(153,830)

See notes to consolidated financial statements.

	For the years ended November 30,
	2006	2005	2004
	(in thousands)
Cash flows from financing activities:
Decrease in short-term bank loans, net (Note 13)	(28,749)	(119,146)	(188,525)
Repayment of long-term debt (Note 14)	(62,670)	(418,023)	(237,375)
Principal payments under capital lease obligations	—	—	(88)
Proceeds from issuance of long-term debt (Note 14)	55,000	100,000	150,000
Debt issuance costs	(2,436)	(2,945)	(4,231)
Proceeds from exercise of stock options	3,970	33,052	9,237
Net proceeds from sale of Treasury Common shares through private placement	—	—	101,042
Purchase of Treasury Common shares	(134,106)	(54,835)	—
Dividends paid	(125,768)	(131,066)	—

Net cash used in financing activities—Continuing operations	(294,759)	(592,963)	(169,940)
Net cash provided by financing activities—Discontinued operations	—	—	52,048

Net cash used in financing activities	(294,759)	(592,963)	(117,892)

Effect of exchange rate changes on cash	278	(720)	5,771

Net increase (decrease) in cash and cash equivalents	14,915	(41,860)	(78,592)
Cash and cash equivalents at beginning of year	29,587	71,447	150,039

Cash and cash equivalents at end of year	$44,502	$29,587	$71,447

Cash paid for interest and income taxes was as follows:

	For the years ended November 30,
	2006	2005	2004
	(in thousands)
Interest, net of amounts capitalized	$26,294	$45,734	$77,813
Income taxes	$10,269	$8,513	$12,286

The Company capitalized $4.5 million, $1.3 million and $0.6 million of interest for the years ended November 30, 2006, 2005 and 2004, respectively.

See notes to consolidated financial statements.

STOLT-NIELSEN S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    The Company

        Stolt-Nielsen S.A. ("SNSA"), a Luxembourg company and its subsidiaries (collectively, the "Company") are currently engaged in two businesses: Transportation and Seafood.

        The Transportation business includes parcel tankers, tank containers and terminals divisions. The Transportation business, which is carried out through the Stolt-Nielsen Transportation Group ("SNTG"), is engaged in the worldwide transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids.

        The Seafood business, which is carried out through Stolt Sea Farm Holdings ("SSF"), produces, processes and markets turbot, Southern bluefin tuna, sturgeon, caviar and sole. The Southern bluefin tuna business was sold in December 2006. See Note 26, "Subsequent Events". Additionally, in December 2006, the Company completed the sale of its 25% share of equity investment in Marine Harvest N.V., ("Marine Harvest"). See Note 7 for further details.

        The Company owned an offshore contracting business carried out through Stolt Offshore S.A. ("SOSA"), an offshore contractor to the oil and gas industry, specializing in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company sold its remaining ownership interest in SOSA in January 2005. See Note 25, "Discontinued Operations" for further discussion.

2.    Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the dates of the financial statements and reported amounts of revenues and expenses during the year. Management makes certain estimates and judgments, including those related to tanker voyage accounting, container move cost estimates, future drydock dates, inventories and fish mortality, the carrying value of non-consolidated joint ventures, the selection of useful lives for tangible fixed and intangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for trade receivables, income tax valuation allowances, provisions for legal disputes, restructuring costs, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may materially differ from these estimates. The reporting currency used in these financial statements is the U.S. dollar.

Principles of Consolidation

        The consolidated financial statements include the accounts of the Company and all other entities that are more than 50% owned by the Company, except where the Company's control over the operations is limited by significant participating interests held by other parties. In addition, the Company consolidates variable interest entities ("VIEs") for which the Company is determined to be a primary beneficiary, if any. See Note 5 for VIEs where the Company is not the primary beneficiary. A controlling financial interest in a VIE is present when an enterprise has a variable interest that will absorb a majority of the VIE's expected losses, receive a majority of the VIE's expected residual returns, or both.

        The equity method of accounting is used when the Company has a 20% to 50% interest in other entities, including joint ventures ("equity method investees"). Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these entities determined in accordance with U.S. GAAP. The Company accrues losses in excess of its investment basis when the Company is committed to provide ongoing financial support to the equity investees.

        All material intercompany balances are eliminated on consolidation of subsidiaries, consolidated VIEs and equity investees.

Impairment of Investments in Non-consolidated Equity Method Investees and Joint Ventures

        The Company reviews its investments in non-consolidated equity method investees and joint ventures periodically to assess whether there is an "other than temporary" decline in the fair value of the investment in accordance with Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments ("APB Opinion No. 18"). If the decline is "other than temporary" an impairment charge is recognized. In making this determination, the Company considers, among other things, its ability and intent to hold the investment for a period of time sufficient to allow for an anticipated recovery as well as the severity and duration of the decline in value. If the loss in value is determined to be other than temporary, the amount of the impairment is measured as the difference between the carrying value and the fair value of the asset.

Sale of Stock by Subsidiaries

        The Company's policy is to record gains and losses on sales of stock by its subsidiaries in the consolidated statements of operations, net of the reduction in its economic interest in the subsidiary, unless realization of the gain is uncertain at the time of the sale.

Revenue Recognition

        The Company reports its operating revenue on a gross basis with regard to any related expenses in accordance with Emerging Issues Task Force ("EITF") Issue No. 99-19, "Reporting Revenue Gross as a Principal versus Net as an Agent," for each of the businesses.

        SNTG—Tankers:    The operating results of voyages in progress at the end of each reporting period are estimated and pro-rated on a per day basis for inclusion in the consolidated statements of operations. The consolidated balance sheets reflect the deferred portion of revenues and expenses on voyages in progress at the end of each reporting period as applicable to the subsequent period. Deferred revenues are included in "Accrued Voyage Expenses" in the consolidated balance sheets.

        SNTG operates the Stolt Tankers Joint Service (the "Joint Service"), an arrangement in which SNTG provides the coordinated marketing, operation, and administration of deep sea intercontinental parcel tankers owned or chartered by SNTG. Certain ships that are not owned by SNTG are time chartered under operating leases by SNTG from participants in the Joint Service.

        The time charter expense is calculated based upon the combined operating revenue of the ships which participate in the Joint Service less combined voyage expenses, overhead costs, and commissions to outside brokers and upon each ship's cargo capacity, its number of operating days during the period, and its assigned earnings factor.

        SNTG—Tank Containers:    Revenues for tank containers relate primarily to short-term shipments, with the freight revenue and estimated expenses recognized when the tanks are shipped, based upon agreed rates. Additional miscellaneous revenues earned from other sources are recognized after completion of the shipment.

        SNTG—Terminals:    Revenues for terminal operations primarily consist of rental income for the utilization of storage tanks by customers, with the majority of rental income earned under long-term contracts. These contracts generally provide for fixed rates for the use of the storage tanks and/or the throughput of products through the terminal facility. Revenues are also earned under short-term agreements contracted at spot rates. Revenue is recognized over the time period of usage, or upon completion of specific throughput measures, as specified in the contracts.

        SSF:    SSF recognizes revenue based on the terms of sale. Where the terms of sale are free on board processing plant, revenue is recognized on dispatch of products to customers. Revenue is recognized on delivery of products to customers, where the terms of sale are cost, insurance and freight and delivered duty paid. The amount recorded as revenue includes all amounts invoiced according to the terms of sale, including shipping and handling costs billed to customers, and after deductions for claims or returns of goods, rebates and allowances against the price of goods, and doubtful debt provisions and write-offs.

Operating Expenses

        SNTG—Tankers:    Tankers operating expenses include costs directly associated with the operation and maintenance of the parcel tankers. These types of costs include time charter costs, bunker fuel costs, port costs, manning costs (for example, ship personnel and benefits), depreciation expense, sublet costs, repairs and maintenance of tankers, commission expenses, transshipments, drydock expenses, insurance premiums and other operating expenses (for example, voyage costs, barging expenses, provisions, ship supplies, cleaning, cargo survey costs and foreign exchange hedging costs).

        SNTG—Tank Containers:    Operating expenses of tank containers consist of costs directly associated with the operation and maintenance of the tank containers. These types of costs include ocean and inland freight charges, short-term tank rental expenses, cleaning and survey costs, additional costs (services purchased and charged through to customers), maintenance and repair costs, storage costs, insurance premiums, depreciation expense and other operating expenses (for example, depot expenses, agency fees and refurbishing costs).

        SNTG—Terminals:    Operating expenses of terminals consist of costs directly associated with the operation and maintenance of the terminals. These types of costs include labor and benefit costs, depreciation expense, utilities, rail car hire expenses, real estate taxes for sites, maintenance and repair costs, regulatory expenses, disposal costs, storage costs and other operating expenses (for example, throughput charges, survey costs, cleaning, line haul, rail costs and tank car hire costs).

        SSF:    SSF operating expenses include production cost of goods sold ("PCOGS"), which are costs incurred for the production of juvenile fish and the subsequent growing of juvenile fish into adult fish ready for market. These PCOGS include costs to produce eggs for fertilization, on-site labor/personnel costs, feed costs, energy costs, contract grower fees, repairs and maintenance costs, oxygen costs, and veterinary fees. Other costs included within operating expenses are costs of fish purchased from third parties, freight costs to customers, all primary and secondary processing and packaging costs, distribution and handling costs, storage, import duties, inventory write downs, lower of cost or market provisions and mortality losses.

Recognition of Provisions for Legal Claims, Suits and Complaints

        The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external legal counsel, provides for a contingent loss in the consolidated financial statements if the condition existed as of the date of the consolidated financial statements and future events confirming the existence of the contingency are probable and can be reasonably estimated. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", as interpreted by the Financial Accounting Standards Board ("FASB") Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss", if management has determined that the reasonable estimate of the loss is a range and that there is no best estimate within that range, the Company will provide the lower amount of the range.

Drydocking Costs

        Generally, SNTG tanker operations drydock their ships every five years. After a ship is fifteen years old a shipping society classification intermediate survey is performed between the second and third year of the five-year drydocking period. The Company capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the time of completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Company expenses costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets.

        When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized survey costs are expensed in the month of the subsequent drydocking. The unamortized portion was $30.5 million for 2006, (2005: $23.2 million) and is deferred in "Other Assets". An amount of $18.1 million has been capitalized during 2006. Maintenance and repair costs, the amortization of the costs of ship surveys, drydock costs and renewals of tank coatings are included in "Operating Expenses".

Depreciation

        Fixed assets are recorded at cost. Assets acquired pursuant to capital leases are capitalized at the present value of the underlying lease obligations and depreciated on the same basis as fixed assets described below unless the term of the lease is shorter.

        Depreciation of fixed assets is recorded on a straight-line basis over the useful lives of the assets as follows:

Years
SNTG
Parcel tankers and barges	20 to 25
Tank containers	20
Terminal facilities:
Tanks and structures	30 to 40
Other support equipment	5 to 35
Buildings	30 to 50
Other assets	3 to 10
SSF
Transportation equipment	5 to 10
Operating equipment	4 to 10
Buildings	20 to 40
Other assets	2 to 10

        Ships are generally depreciated to a residual value of 10% of acquisition cost, which reflects management's estimate of recyclable value or otherwise recoverable value at the end of the estimated useful life of the ship. No residual value is assumed with respect to other fixed assets.

        The Company adopted FASB Interpretation No. 47 "Accounting for Asset Retirement Obligations" ("FIN 47") as of December 1, 2005. FIN 47 relates to legal obligations associated with retirement of tangible long-lived assets that result from their acquisition, construction, development or normal operation of a long-lived asset. The Company performed an analysis of such obligations associated with all real property owned or leased, including terminals, warehouses, and offices. The impact of FIN 47 was not considered to be material.

Administrative and General Expenses

        Administrative and general expenses include the following costs: personnel and employment, training and development, information systems, communications, travel and entertainment, office costs, publicity and advertising, and professional fees.

        These costs are incurred for the following functions: executive management, divisional management, regional management, finance, accounting, treasury, legal, information technology, human resources, office management, sales and marketing, risk and insurance management, ship administrative operations and management (SNTG), and farming administrative management (SSF).

Goodwill and Other Intangibles

        In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill and other intangible assets not subject to amortization are reviewed for impairment annually and when an event occurs or circumstances change such that it is reasonably possible that an impairment may exist. Intangible assets not subject to amortization include SSF's Southern bluefin tuna quota rights in Australia. Other intangible assets which are subject to amortization comprise SSF's electrical cable rights in Spain which are amortized over 25 years.

Valuation of Long-Lived Assets

        The Company periodically evaluates the carrying value of long-lived assets to be held and used in the business, other than goodwill and intangible assets with indefinite lives and assets held for sale, when events and circumstances require such an evaluation. If the carrying value of a long-lived asset is considered impaired, a loss is recognized based on the amount by which the carrying value exceeds the fair market value for assets to be held and used.

Restructuring Charges

        The Company applies SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146") for "one time" involuntary termination costs and other exit or disposal related costs. The Company provides for "one time" involuntary termination costs at fair value at the date the plans are communicated to employees and when the Company is committed to the plan, and it is unlikely that significant changes will be made to the plan. Once accrued, such costs are amortized over the terminated employees' required period of service, if any. Other costs related to restructuring such as professional service costs, relocation costs and other ancillary costs related to the restructuring are recognized and measured at their fair value in the period in which the liability is incurred and meets the recognition criteria under SFAS No. 146.

        The Company accounts for restructuring charges with respect to existing post-employment plans, which includes statutory legal requirements to pay severance costs, under SFAS No. 112 "Employers' Accounting for Postemployment Benefits". In these circumstances, the Company recognizes a provision for severance costs at the date that it is probable that the employee will be entitled to the benefits and when these can be reasonably estimated.

Capitalized Interest

        Interest costs incurred during the construction period of significant assets are capitalized and charged to interest expense over the useful lives of the related assets.

Deferred Debt Issuance Costs

        Debt issuance costs are capitalized and amortized to interest expense over the term of the debt to which they relate. Amortization of debt issuance costs are included in "Interest Expense" in the consolidated statements of operations. Deferred debt issuance costs are included in "Other Assets".

Income Taxes

        The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires recognition of deferred tax assets and liabilities for the estimated future tax consequences of events attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Such deferred tax assets and liabilities are measured by applying enacted tax rates and laws to taxable years in which such differences are expected to reverse.

        Deferred tax assets are reduced by a valuation allowance at such time as, based on available evidence, it is more likely than not that the deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in the consolidated statements of operations in the period in which the enactment date changes. Provision for income taxes on unremitted earnings is made only for those amounts that are not considered to be permanently reinvested.

Discontinued Operations and Non Current Assets Held for Sale

        Discontinued operations include entities disposed of or classified as held for sale. Assets and liabilities held for sale are measured at the lower of fair value less costs of disposal and carrying amount and assets are not depreciated. The results of discontinued operations are presented separately in the income statement. Similarly, assets and related liabilities are presented as separate items in the balance sheet and the cash flows from discontinued operations are presented separately in the cash flow statement.

Cash and Cash Equivalents

        Cash and cash equivalents include time deposits and certificates of deposit with an original maturity of three months or less.

Inventories

        SSF's raw materials, biomass, and finished goods are valued at average production cost or market price, whichever is lower. Finished goods consist of frozen and processed fish products. SSF capitalizes all direct and indirect costs of producing fish into inventory. This includes depreciation of production assets, and farming overheads including site or farming regional management. Because SSF deals with living organisms, there is a natural level of mortality in the life cycle, which is unavoidable in the development process from egg to grown fish. This normal mortality varies by species, region, and the stage in the life cycle of the fish. Normal expected mortality levels are set by management in each region depending on the species they farm. Because normal mortalities are an expected cost of getting fish to market, the costs incurred due to normal mortality are carried in the cost of inventory of the remaining fish which are subsequently harvested and sold. Abnormal mortality is mortality which exceeds normal mortality levels. This is usually caused by an identifiable external factor such as a disease outbreak, an accident, adverse weather or water conditions, unusual adverse interaction with other natural organisms, attacks by predators, sabotage or other such factors. Abnormal mortalities are expensed as incurred.

        Costs are charged to operations as the fish are harvested and sold, based on the accumulated costs capitalized into inventory at the start of the month of harvesting, and in proportion to the number of fish or biomass of fish harvested as a proportion of the total at the start of that same month.

        Harvesting, processing, packaging and freight costs, which comprise most of the remaining operating expenses, are expensed in the month in which they are incurred.

Foreign Currency Translation

        SNSA, incorporated in Luxembourg, has U.S. dollar share capital and dividends are expected to be paid in U.S. dollars. SNSA's reporting currency is the U.S. dollar.

        The Company translates the financial statements of its non-U.S. subsidiaries into U.S. dollars from their functional currencies (usually local currencies) in accordance with the provisions of SFAS No. 52, "Foreign Currency Translation" ("SFAS No. 52").

        Under SFAS No. 52, assets and liabilities denominated in foreign currencies are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at exchange rates which approximate the average rate prevailing during the year.

        The resulting translation adjustments are recorded in a separate component of "Accumulated other comprehensive income (loss), net" as "Translation adjustments, net" in the consolidated statements of shareholders' equity.

        Exchange gains and losses resulting from transactions denominated in a currency other than the functional currency are included in "Foreign currency exchange gain (loss)" in the consolidated statements of operations.

Financial Instruments

        The Company follows SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", ("SFAS No. 133"), and has identified and designated all derivatives within the scope of SFAS No. 133, as amended. SFAS No. 133 requires that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met.

        Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the statement of operations, and requires that a company formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

        The Company enters primarily into forward exchange contracts to hedge foreign currency transactions on a continuing basis for periods consistent with its committed and forecasted exposures. This hedging minimizes the impact of foreign exchange rate movement on the Company's U.S. dollar results. The Company's foreign exchange contracts do not subject the Company's results of operations to risk due to exchange rate movements because gains and losses on these contracts offset gains and losses on the assets and liabilities being hedged. Generally, currency contracts designated as hedges of commercial commitments mature within two years.

        For each derivative contract, the relationship between the hedging instrument and hedged item, as well as its risk-management objective and strategy for undertaking the hedge is formally documented. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Contracts are typically held to their maturity date matching the hedge with the asset or liability hedged.

        The derivative instrument terms (currency, maturity and amount) are matched against the underlying asset or liability resulting in hedge effectiveness. Hedges are never transacted for trading purposes or speculation.

        Unrealized gains and losses on foreign exchange contracts designated as a cash flow hedge are recorded in "Accumulated other comprehensive income (loss), net" and as an asset or liability in the consolidated balance sheets. On maturity, the hedge contract gains or losses are included in the underlying commercial transaction. For hedge contracts designated as fair value hedges, all realized and unrealized gains or losses are recorded in the consolidated statements of operations.

        The Company operates in a large number of countries throughout the world and, as a result, is exposed to currency fluctuations largely as a result of incurring operating expenses in the normal course of business. The Company hedges liabilities resulting from future payments to suppliers that require payment in a currency other than the functional currency of the local company. The Company manages these exposures by entering into derivative instruments pursuant to the Company's policies in areas such as counter party exposure and hedging practices.

        The Company also uses interest rate swaps to hedge certain underlying debt obligations. For qualifying hedges, the interest rate differential between the debt rate and the swap rate is reflected as an adjustment to interest expense over the life of the swap in the consolidated statements of operations.

        The Company uses bunker fuel hedge contracts to lock in the price for a portion of future forecasted bunker requirements. The hedge contracts are matched against the type of bunker fuel being purchased resulting in effectiveness between the hedge contract and the bunker fuel purchases. Bunker fuel contracts are designated as cash flow hedges and all unrealized gains or losses are recorded in "Accumulated other comprehensive income (loss), net" and as an asset or liability on the consolidated balance sheets. On maturity, the hedge contract gains or losses are reclassified to earnings and therefore included in the underlying cost of the bunker fuel costs in the consolidated statements of operations. This accounting treatment is also applied to foreign currency hedges and interest rate swaps, except for foreign currency hedges relating to ship building contracts. Gains and losses on foreign currency hedges relating to ship building contracts are capitalized and depreciated over the estimated useful life of the ships.

Pensions and Other Post-Retirement Benefits

        Certain of the U.S. and non-U.S. subsidiaries of the Company have pension (defined contribution and defined benefit) plans and other post-retirement plans, which cover substantially all of the Company's shore-based employees and certain ship officers of the Company.

        The defined benefit plans are funded in conformity with the funding requirements of applicable government regulations. Generally, benefits are based on age, years of service, and the level of compensation during the final years of employment. Prior service costs for defined benefit plans are generally amortized over the estimated remaining service periods of employees participating in that plan. The Company's contributions to these plans are based on a percentage of employee compensation or employee contributions. In addition to pension benefits, certain post-retirement medical benefits are provided, principally to most U.S. employees. Retirees in other countries are generally covered by government-sponsored programs.

        The Company uses the corridor approach in the valuation of defined benefit plans and other post-retirement benefits. The corridor approach defers all actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions. For defined benefit pension plans, these unrecognized gains and losses are amortized when the net gains and losses exceed 10% of the greater of the market-related value of plan assets or the projected benefit obligation at the beginning of the year. For other post-retirement benefits, amortization occurs when the net gains and losses exceed 10% of the accumulated post-retirement benefit obligation at the beginning of the year. The amount in excess of the corridor is amortized over the average remaining service period to retirement date of active plan participants or, for retired participants, the average remaining life expectancy of such retirees.

Stock-Based Compensation

        As of December 1, 2005, the Company adopted SFAS No. 123 (Revised) "Stock-Based Payment" ("SFAS 123(R)") which replaces SFAS No. 123, "Accounting for Stock-Based Compensation", ("SFAS No. 123"), and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations ("APB Opinion No. 25"). SFAS No. 123(R) requires companies to recognize stock-based compensation expense, based on fair value at the grant date. Related compensation expense is recognized over the vesting period for awards expected to ultimately vest. The Company uses the Black-Scholes option pricing model to determine the fair value of its stock-based compensation plans.

        The Company used the modified prospective transition method, under which prior year financial statements were not adjusted or restated. Under the modified prospective transition method, SFAS No. 123(R) is applied to:

        a)    new awards granted after the adoption of SFAS No. 123(R), for example: December 1, 2005; and,

        b)    any portion of awards that were granted after the first fiscal year beginning after December 15, 1994 and have not vested or were amended before December 1, 2005.

        Prior to December 1, 2005, the Company accounted for these plans under the recognition and measurement provisions of APB Opinion No. 25. See Note 20 for further details.

        As a result of adopting SFAS 123(R) on December 1, 2005, the Company's Operating Income and Net Income for the year ended November 30, 2006 is $4.2 million lower than if the Company had continued to account for stock-based compensation under APB Opinion No. 25. As a result, basic and diluted earnings per share for the year ended November 30, 2006 is lower by $0.07 each, than if the Company had continued to account for stock-based compensation under APB Opinion No. 25.

Earnings Per Common Share

        Basic Earnings Per Common Share ("EPS") is computed by dividing net income by the weighted average number of shares outstanding during the year. Diluted EPS is computed by adjusting the weighted average number of shares outstanding during the year for all potentially dilutive shares and equivalents outstanding during the year using the Treasury stock method. As further discussed in Note 18, "Capital Stock, Founder's Shares and Dividends Declared", Founder's shares, which provide the holder thereof with certain control features, only participate in earnings to the extent of $0.005 per share for the years in which dividends are declared, and are limited to $0.05 per share upon liquidation. For the purposes of computing EPS, dividends paid on Founder's shares are deducted from earnings to arrive at net income attributable to Common shareholders. Founder's shares are not included in the basic or diluted weighted average shares outstanding in the computation of income per Common share.

        The outstanding stock options under the 1987 Stock Option Plan and 1997 Stock Option Plan are included in the diluted EPS calculation to the extent they are dilutive. The following is a reconciliation of the numerator and denominator of the basic and diluted EPS computations:

	For the years ended November 30,
	2006	2005	2004
	(in thousands, except per share data)
Net Income	$199,915	$483,019	$74,870
Less: Dividends on Founder's shares	(155)	(82)	—

Net income attributable to Common shareholders	$199,760	$482,937	$74,870

Basic weighted average shares outstanding	62,243	64,864	61,767
Dilutive effect of stock options	684	1,354	863

Diluted weighted average shares outstanding	62,927	66,218	62,630

Basic Income per share	$3.21	$7.45	$1.21
Diluted Income per share	3.17	7.29	1.19

        Outstanding stock options to purchase 1,287,850 shares and 697,751 shares were not included in the computation of diluted EPS for the years ended November 30, 2006 and 2005, respectively, because the net effect of these stock options would have been antidilutive. See Note 20, "Stock-Based Compensation" for further discussion.

Impact of New Accounting Pronouncements

FIN 48

        In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of SFAS No. 109 ("FIN 48"), which clarifies the accounting for uncertainty in tax positions.

        The evaluation of a tax position under FIN 48 is a two-step process. The first step is recognition. Tax positions taken or expected to be taken in a tax return should be recognized only if those positions are more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more likely than not recognition threshold, it should be presumed that the position will be examined by the relevant taxing authority that would have full knowledge of all relevant information. The second step is measurement. Tax positions that meet the recognition criteria are measured at the largest amount of benefit that is greater than 50 percent likely of being recognized upon ultimate settlement.

        FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and is effective for the Company in the first quarter of the year beginning on December 1, 2007. The Company is currently evaluating the impact of adopting FIN 48 on its financial position and results of operations.

SFAS No. 157

        In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS No. 157 does not require any new fair value measurements. The Company plans to adopt SFAS No. 157 beginning December 1, 2007.

SFAS No. 158

        In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Post-retirement Plans" ("SFAS No. 158"), which amends SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", SFAS No. 106, "Employers' Accounting for Post-retirement Benefits Other Than Pensions" and SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Post-retirement Benefits"—an amendment of FASB Statements No. 87, 88, and 106.

        SFAS No. 158 requires an employer to recognize the funded status of a defined benefit plan, measured as the difference between plan assets and the projected benefit obligation, in its consolidated balance sheet.

        Actuarial gains or losses and prior service cost or benefits that have not yet been recognized through earnings as net periodic benefit cost will be recognized as a component of accumulated other comprehensive income (loss), net of tax, until they are amortized as a component of net periodic benefit cost. The application of SFAS No. 158 will be effective for the Company as of November 30, 2007.

        The adoption of SFAS No. 158 will mean recognizing a credit for prior service cost of $4.5 million which would be offset by recognition of an accumulated actuarial loss of $32.7 million. After adjusting for existing accumulated other comprehensive income of $4.6 million, SNSA's accumulated other comprehensive income will decrease by $28.1 million. The measurement date of some plans will change to November 30. The Company does not expect this change in measurement dates to have a material impact.

Staff Accounting Bulletin No. 108

        In September 2006, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 108 (Topic 1N) "Financial Statements—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on how to evaluate prior period financial statement misstatements for purposes of assessing their materiality in the current period. There are two widely recognized methods for quantifying the effects of financial statement misstatements: the "rollover" or income statement method and the "iron curtain" or balance sheet method. Historically, the Company used the "rollover" method. Under this method the Company quantified its financial statement misstatements based on the amount of errors originating in the current-year income statement, and as a result did not consider the effects of prior-year misstatements to be material to the Company's financial statements. SAB 108 now requires that the Company must consider both the rollover and iron curtain methods ("dual method") when quantifying misstatements in the financial statements.

        The iron curtain method quantifies a misstatement based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement's origination. Upon adoption, SAB 108 permits the Company to adjust for the cumulative effect of errors that were previously considered immaterial under the rollover method that are now considered material under the dual method.

        The SAB 108 adjustment affects the carrying amount of assets and liabilities as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings in the year of adoption. The adoption of SAB 108 resulted in a cumulative effect adjustment of $12.9 million to the opening balance of retained earnings. See Note 3 for further information.

3.    SAB 108—Cumulative Effect Adjustment to Retained Earnings

        As discussed in Note 2, Significant Accounting Policies, the Company adopted SAB 108 and recorded a cumulative effect adjustment of $12.9 million. This adjustment affects the carrying amount of equity investment as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings at December 1, 2005.

        The cumulative effect adjustment was required to correct certain errors that were identified in 2006 relating to its accounting for certain equity method investments which originated generally in periods prior to December 1, 2003. Such errors related principally to the Company's investment in NYK Stolt Tankers S.A. ("NYK Stolt") and arose as a consequence of, amongst other things (i) errors in the conversion of NYK Stolt's results from Japanese GAAP to U.S. GAAP, (ii) errors in the recording of transactions between NYK Stolt and the Company and (iii) errors in the application of APB Opinion No. 18. This adjustment was not deemed to be material, individually and in the aggregate, both quantitatively and qualitatively, prior to the adoption of SAB 108, using the rollover method. There was no significant tax effect for this adjustment.

4.    Investments in and Advances to Non-consolidated Joint Ventures and Equity Method Investees

        Investments in and advances to non-consolidated joint ventures consisted of the following:

			As of November 30,
	Geographic Location	2006 Ownership %
			2006	2005
			(in thousands)
Tankers:
NYK Stolt Tankers S.A.	Japan	50	$40,478	$43,335
Stolt NYK Asia Pacific Inc.	Singapore	50	12,564	4,986
Shanghai Sinochem—Stolt Shipping Ltd	China	49	9,985	5,029
Stolt NYK Australia Pty Ltd.	Australia	50	—	92
NYK Stolt Shipholding Inc	Singapore	50	2,946	4,495
SIA LAPA Ltd.	Latvia	49	1,059	983
Stoltchem Ship Management (Shanghai) Ltd	China	49	109	—
Shanghai New Ying Yang Marine Services Co. Ltd	China	40	60	—

			67,201	58,920
Tank Containers:
Hyop Woon Stolt Transportation Services Co., Ltd.	South Korea	50	657	606
N.C. Stolt Transportation Services Co., Ltd.	Japan	50	605	698
N.C. Stolt Chuyko Transportation Services Co., Ltd.	Japan	35	185	236

			1,447	1,540
Terminals:
Oiltanking Stolthaven Antwerp, NV	Belgium	50	56,489	—
Jeong-IL Stolthaven Ulsan Co. Ltd.	South Korea	50	21,098	20,835
Stolthaven (Westport) Sdn. Bhd.	Malaysia	49	1,329	4,544

			78,916	25,379

Total			$147,564	$85,839

        On July 21, 2006, the Company purchased 50% of the outstanding shares of Oiltanking Antwerp N.V. ("Oiltanking Antwerp") from Oiltanking Ghent N.V. ("Oiltanking Ghent") for purchase consideration of €37.0 million ($46.8 million). An additional equity contribution of €5.5 million ($6.9 million) each, was made in November 2006 by both the Company and Oiltanking Ghent. The Company also entered into a Joint Venture Agreement ("JV Agreement") with Oiltanking GmbH ("Oiltanking"). The purpose of the joint venture is to provide independent tank terminal services and activities in the Port of Antwerp for bulk liquid products, animal and vegetable oils, gas products and other products.

        As part of the purchase, certain indemnities were given to the Company. Any payments made or cash received as a consequence of these indemnities will be recorded when the contingency is resolved and consideration is paid or becomes payable. The purchase consideration could be adjusted in future for the following contingency relating to an acquisition made by Oiltanking in January 2001.

        Oiltanking has a contingent call option to repurchase all shares held by the Company in Oiltanking Antwerp if certain revenue targets have not been met within the three years ending September 13, 2009. The Company has evaluated the value of the call option considering, amongst other things, estimated revenue targets. Based on this evaluation, management considers the likelihood of Oiltanking exercising this option to be remote and, accordingly, the value of the call option is currently not significant.

        The Company will continue to monitor this position and if it appears probable that the revenue targets will not be met, then a liability will be created for this call option. The only significant intangible asset identified as a part of this acquisition was Oiltanking's concession agreement with the Port Authority of Antwerp which will expire in 2030. Based on current market rates for similar concession agreements, the fair value of this concession was valued at $9.0 million which is reflected in the value of equity investment in non-consolidated joint ventures. This asset will be amortized on a straight-line basis over the remaining life of the concession agreement.

        Goodwill represents the residual of the purchase consideration over the fair value of the assets and liabilities acquired. Based on the fair value of assets and liabilities acquired as a part of this equity method investment, goodwill is $26.9 million. This goodwill, which is reflected in the value of equity investment in non-consolidated joint ventures, will be reviewed for impairment annually.

        Summarized financial information of the Company's non-consolidated joint ventures and equity method investees representing 100% of the respective amounts included in the individual non-consolidated joint ventures' financial statements, is as follows:

	For the years ended November 30,
Income statement data
	2006	2005	2004
	(in millions)
Operating revenue	$196.2	$196.0	$176.0
Gross profit	71.2	63.0	43.0
Net income	30.5	29.0	47.0
	As of November 30,
Balance sheet data
	2006	2005
	(in millions)
Current assets	$87.5	$75.0
Non-current assets	570.6	292.0
Current liabilities	163.2	87.0
Non-current liabilities	292.2	285.0

        The statement of operations for the non-consolidated joint ventures and equity method investees presented above includes the following items related to transactions with the Company:

	For the years ended November 30,
	2006	2005	2004
	(in millions)
Charter hire revenue	$47.2	$46.6	$31.6
Tank container cleaning station revenue	3.8	4.4	5.0
Rental income (from office building leased to the Company)	—	—	1.3
Charter hire expense	18.6	60.1	51.1
Management and other expenses	4.7	4.1	5.9
Freight and Joint Service commission expense	1.4	1.4	1.5
Interest expense	2.3	1.1	0.1
Profit sharing expense	0.6	—	—
Sublet expense	1.0	—	—

        The above charter hire revenues are amounts distributed to NYK Stolt Tankers, a non-consolidated joint venture of SNTG.

        See Note 6 for amounts due from and to the Company from non-consolidated joint ventures and equity method investees.

5.    Variable Interest Entities

NYK Stolt S.A. ("NYK Stolt")

        On August 31, 1987, Nippon Yusen Kaisha Ltd, ("NYK") and the Company entered into a shareholders' agreement by which they incorporated NYK Stolt, a company registered in the Republic of Panama. NYK Stolt's purpose is to enter into bareboat or time-charter agreements with outside ship-owners and to operate the ships in accordance with such charter agreements. In any of these charter agreements, NYK Stolt may have the option to purchase a ship which it will exercise if agreed by the shareholders of NYK Stolt.

        SNTG's equity investment in NYK Stolt is $1.0 million at November 30, 2006. Since its incorporation, both NYK and SNTG have loaned money to NYK Stolt on several occasions, always in exactly equal amounts. Total loans and interest payable to SNTG as of November 30, 2006 were $39.5 million. The loans have a variable interest rate of 6.3% at November 30, 2006.

        The interest income on the loans is being capitalized by SNTG and no cash repayment has been received by either shareholder. The latest due date of the debt after refinancing is in 2020.

        Management's evaluation of NYK Stolt's joint venture agreements has identified that the Company has variable interests due to the terms of the investment in the entity's activities and the structure of the financial support provided to the entity. The terms of the joint venture agreement do not expose the Company to the majority of expected cash flow variability and, therefore, this entity is not consolidated.

        SNSA's maximum exposure to loss is the cost of the investment and loan balance which totaled $40.5 million as of November 30, 2006.

12 Ships Inc. ("12 Ships")

        In addition to the Company's on-balance sheet borrowings and available credit facilities, and as part of the overall financing and liquidity strategy, the Company sold twelve parcel tankers to a VIE, 12 Ships, created on March 8, 2002, that had 3% of contributed outside equity. 12 Ships was established for the sole purpose of owning the ships. The ships were mortgaged by the VIE as collateral for the related financing arrangement. The holders of the financing arrangement retained the risk and reward, in accordance with their respective ownership percentage.

        The ships were leased by 12 Ships to Stolt Tankers Leasing BV, a subsidiary of the Company, for a maximum term of four and a half years. As of November 30, 2003, the remaining payments under the lease agreement were $64.3 million. Under the requirements of FIN 46(R), which the Company implemented effective December 1, 2003, the entity was consolidated in the financial statements in 2004.

        Under the previous accounting treatment for this entity, the Company would have recorded charter hire expense of approximately $13.0 million in 2004. As a result of consolidating 12 Ships in the beginning of the first quarter of 2004, the Company recorded depreciation expense, drydocking expense, interest expense and minority interest of $8.0 million in 2004, which is a $5.0 million lower expense than the Company would have recorded in 2004 under the previous accounting treatment. The Company also recorded a $1.8 million loss included in the consolidated statements of operations as "Cumulative effect of a change in accounting principle" at December 1, 2003 upon the consolidation of 12 Ships.

        During 2004, the Company purchased the minority interest's equity in 12 Ships for $2.0 million. The excess of the purchase price over the minority interest's share of 12 Ships (which was insignificant), of $2.0 million was recorded as an increase in the fixed assets of 12 Ships. On January 25, 2005, the outstanding principal of $42.7 million under the loan with 12 Ships was prepaid.

6.    Related Party Transactions

Chairman Transactions

        During the years ended November 30, 2006 and 2005, the Company's chairman Jacob Stolt-Nielsen contracted certain ship management services from the Company totaling $0.6 million for each year. He repaid $0.8 million and $0.5 million in 2006 and 2005, respectively, leaving a balance payable to the Company at the year end of $0.1 million and $0.2 million as of November 30, 2006 and 2005, respectively. The maximum amount outstanding from Mr. Jacob Stolt-Nielsen during the year was $0.6 million and $0.4 million for 2006 and 2005, respectively.

Employee and Officer Loans and Advances

        Included in "Other current assets" are loans and advances to employees and officers of the Company of $1.2 million, and $1.5 million as of November 30, 2006, and 2005, respectively.

        In addition, included in "Other assets" are loans and advances to employees and officers of the Company of $0.2 million, and $0.2 million as of November 30, 2006, and 2005, respectively. Such loans and advances primarily represent secured housing loans that have been provided to key employees in connection with their relocation, along with advances for travel and other costs.

Transactions with Non-consolidated Joint Ventures and Equity Method Investees

        The balance sheet data for the non-consolidated joint ventures and equity method investees in Note 4 includes the following items related to transactions with the Company:

	As of November 30,
	2006	2005
	(in millions)
Amounts due from the Company	$7.8	$4.2
Amounts due to the Company	43.8	41.7

        Included within "Amounts due to the Company" is $4.3 million and $3.1 million as of November 30, 2006, and 2005, respectively, for trade receivables from joint ventures. These amounts are reflected in the consolidated balance sheets as "Receivables from related parties". The remaining amounts due to the Company are included in "Investments in and advances to non-consolidated joint ventures and equity method investees". Amounts due from the Company are included in "Other current liabilities" in the consolidated balance sheets.

7.    Investment in and Loan to Marine Harvest

Contribution of net assets to Marine Harvest

        On April 29, 2005, the Company completed the merger of the salmon operations of SSF and Nutreco Holding N.V.'s ("Nutreco") worldwide fish farming, processing, and marketing and sales operations into a new stand-alone business entity, Marine Harvest. As of November 30, 2006, the Company had a 25% ownership interest in Marine Harvest. The Company retained the turbot and sole operations in Europe and the Southern bluefin tuna operations in Australia. The Southern bluefin tuna operations were sold in December 2006, (see Note 26). The Company accounted for its investment in Marine Harvest under the equity method of accounting beginning on April 29, 2005.

        The following table represents the balance sheet changes reflected in the contribution of net assets to Marine Harvest on the consolidated statement of cash flows for the year ended November 30, 2005. As of April 29, 2005, the date of the contribution of net assets to Marine Harvest, the SSF cash and cash equivalents balance was $19.3 million, and has been reflected in the consolidated statement of cash flows for the year ended November 30, 2005 as a net reduction in cash flows from investing activities:

(in thousands)
Deferred income taxes	$(7,759)
Minority interest	(2,938)
Trade receivables, net	42,859
Inventories	173,230
Prepaid expenses and other current assets	9,850
Accounts payable and accrued expenses	(48,940)
Investments in and advances to non-consolidated joint ventures	3,488
Fixed assets, net	83,577
Other assets	1,298
Goodwill and other intangible assets, net	37,063
Long-term debt, including current maturities	(7,645)
Investment in Marine Harvest	(253,100)
Loan to Marine Harvest	(64,600)
Change in cumulative translation adjustment	14,303

$(19,314)

        The Company's investment in and loan to Marine Harvest as of November 30, 2006, comprised:

	As of November 30,
	2006	2005
	(in millions)
Cost of investment in Marine Harvest	$253.1	$253.1
Equity in net income of Marine Harvest	72.1	11.3
Loans receivable from Marine Harvest	—	64.9
Trade receivable paid	(2.4)	—

Total	$322.8	$329.3

        On February 13, 2006, Marine Harvest closed a €350.0 million unsecured revolving credit facility. This facility was used to repay the Company's shareholder loan of $64.9 million.

Sale of Marine Harvest

        On March 6, 2006, the Company announced that it and Nutreco agreed to sell their entire ownership interests in Marine Harvest to Geveran Trading Co. Ltd. ("Geveran") for total cash proceeds of €1.2 billion ($1.4 billion). On March 29, 2006, the Company received prepayment proceeds of $353.5 million, representing the prepayment proceeds from the sale of its 25% ownership interest in Marine Harvest.

        The sale to Geveran was subject to obtaining approvals from various competition and regulatory authorities. Accordingly, completion of the sale and the transfer of shares to Geveran was deferred until such approvals were received. Given the conditions, the Company continued to account for Marine Harvest under the equity method for the year ended November 30, 2006, and deferred recognition of the gain on sale of Marine Harvest until all such approvals were received.

        In December 2006, Geveran received the necessary approvals from the competition and regulatory authorities and the sale was subsequently completed. The Company recorded a gain on sale of Marine Harvest of $21.8 million in the first quarter of 2007.

Summarized Financial Data of Marine Harvest

        Marine Harvest follows a calendar year end and accordingly the financial information presented below is for the year ended December 31, 2006 and eight months ended December 31, 2005. The Company used the results for these periods to calculate the equity in net income of Marine Harvest in 2006 and 2005 respectively.

Change of accounting treatment

        During 2006 Marine Harvest changed its accounting treatment of the fair value calculation of livestock (biological assets) under International Accounting Standard 41 ("IAS 41") following a decision of the Norwegian Ministry of Finance in December 2006 and adopted by the Industry Group. The change in accounting treatment was recognized retrospectively and comparatives for 2005 have been restated in the EU-IFRS financial statements but this had no impact on US GAAP financial information of Marine Harvest for years ended December 31, 2006 and 2005.

        The following represents summarized financial data for Marine Harvest prepared under the European Union's International Financial Reporting Standards as of and for the year ended December 31, 2006, and eight months ended December 31, 2005:

Income statement data

	For the year ended December 31, 2006	For the eight months ended December 31, 2005
	(in millions)	(in millions)
Operating revenue	$1,393.0	$875.0
Operating income	292.0	123.0
Net income	251.0	95.0

Balance sheet data

	As of December 31, 2006	As of December 31, 2005
	(in millions)	(in millions)
Current assets	$1,282.0	$1,057.0
Non-current assets	427.0	396.0
Current liabilities	301.0	293.0
Non-current liabilities	314.0	366.0
Shareholders' equity	1,094.0	794.0

8.    Goodwill and Other Intangible Assets

        Intangible assets mainly relating to SSF are shown below, net of accumulated amortization:

	As of November 30,
	2006	2005
	(in millions)
Intangible assets	$25.5	$25.9
Accumulated amortization	(1.7)	(1.7)

Net intangible asset	23.8	24.2
Goodwill	0.3	0.3

Total	$24.1	$24.5

        Intangible assets not subject to amortization were $23.3 million, and $23.7 million as of November 30, 2006 and 2005, respectively. Such assets consisted of the SSF Southern bluefin tuna quota rights in Australia of $23.3 million in 2006 and $22.5 million in 2005, (see Note 26 for Subsequent Events), and an intangible asset recognized for pension benefits of Nil in 2006 and $1.2 million in 2005.

        Amortization expense of other intangible assets was $0.1 million, $0.1 million, and $1.2 million in the years ended November 30, 2006, 2005, and 2004, respectively. The net carrying value of intangible assets subject to amortization was $0.5 million, and $0.5 million as of November 30, 2006, and 2005, respectively, primarily consisting of the electrical cable rights for the Vilano turbot site at SSF. Finite lived intangible assets are amortized over a weighted average useful life of 25 years. Amortization expense of other intangible assets subject to amortization is expected to be less than $0.1 million in each of the next five years.

        Goodwill was $0.3 million and $0.3 million as of November 30, 2006 and 2005, respectively, all of which related to SNTG goodwill.

9.    Gain on Disposal of Assets, Net

        Gain on disposal of assets, net is comprised of the following:

	For the years ended November 30,
	2006	2005	2004
	(in thousands)
Recognition of deferred gain on sale of tuna quota rights	$—	$12,192	$3,204
Gain (loss) on the sale of SNTG ships	3,107	(1,802)	(24)
Gain on miscellaneous sales of land/condominium	1,256	1,671	659
Loss on closure of office building	(4)	(1,077)	(922)
Gain on sale of investments in securities	—	567	204
Loss on sale of other assets	(108)	(74)	(48)
(Loss) gain on sale of SNTG tank containers	(29)	81	3

	$4,222	$11,558	$3,076

        During 2003, SSF sold 200 metric tons of Southern bluefin tuna quota rights in Australia for proceeds of $25.8 million. In conjunction with this transaction, such tuna quota rights were reacquired by SSF for an initial five-year period at market rates to be set each year, with a renewal option for a further five-year period again at annually agreed market rates.

        The tuna quota rights have an indefinite life. The deferred gain of $15.4 million on the transaction was being amortized over the initial period of five years, starting on December 1, 2003. In the third quarter of 2005 the agreement was terminated resulting in the immediate recognition of the remaining unamortized deferred gain.

        During 2006, sales of SNTG ships resulted in gains of $3.1 million associated with the sale of the Stolt Taurus, Stolt Titan, Stolt Avance, Stolt Roma, and Stolt London.

10.    Restructuring Charges

        The following tables summarize restructuring charges for the years ended November 30, 2006, 2005 and 2004:

For the year ended November 30, 2006	Opening balance	Expensed in the year	Paid in the year	Closing balance
	(in thousands)
Personnel and severance costs	$2,685	$1,140	$(2,694)	$1,131
Professional fees	—	111	(111)	—
Relocation costs	—	369	(369)	—
Other	110	141	(62)	189

Total	$2,795	$1,761	$(3,236)	$1,320

For the year ended November 30, 2005	Opening balance	Expensed in the year	Paid in the year	Closing balance
	(in thousands)
Personnel and severance costs	$1,859	$3,418	$(2,592)	$2,685
Professional fees	—	566	(566)	—
Relocation costs	—	2,506	(2,506)	—
Other	116	574	(580)	110

Total	$1,975	$7,064	$(6,244)	$2,795

For the year ended November 30, 2004	Opening balance	Expensed in the year	Paid in the year	Closing balance
	(in thousands)
Personnel and severance costs	$102	$1,802	$(45)	$1,859
Professional fees	—	142	(142)	—
Relocation costs	—	473	(473)	—
Other	—	262	(146)	116

Total	$102	$2,679	$(806)	$1,975

        In June 2004, SNTG announced a restructuring plan which included the relocation of key operational and administrative functions from Houston, Texas and Greenwich, Connecticut to Rotterdam, the Netherlands, London, United Kingdom, and Manila, the Philippines.

        Summarized below are the restructuring costs incurred from June 2004 to November 30, 2006.

	Total Amount incurred up to	Amount incurred in
	December 1, 2005	2006
	(in thousands)
Tankers
Personnel and severance costs	$4,410	$997
Professional fees	594	97
Relocation costs	2,495	323
Other	705	123

Total	$8,204	$1,540

Tank Containers
Personnel and severance costs	$486	$91
Professional fees	65	9
Relocation costs	271	30
Other	78	11

Total	$900	$141

Terminals
Personnel and severance costs	$240	$52
Professional fees	32	5
Relocation costs	131	16
Other	38	7

Total	$441	$80

SNSA Corporate
Personnel and severance costs	$84	—
Professional fees	18	—
Relocation costs	81	—
Other	15	—

Total	$198	—

Grand total
Personnel and severance costs	$5,220	$1,140
Professional fees	709	111
Relocation costs	2,978	369
Other	836	141

Total	$9,743	$1,761

11.    Income Taxes

        The following tables present the U.S. and non-U.S. components of the income tax provision for the years ended November 30, 2006, 2005, and 2004 by business:

For the year ended November 30, 2006	SNTG and Other	SSF	Total
	(in thousands)
Current:
U.S.	$1,610	$—	$1,610
Non-U.S.	10,572	5,715	16,287
Deferred:
U.S.	(9,564)	—	(9,564)
Non-U.S.	(2,287)	(274)	(2,561)

Income tax provision	$331	$5,441	$5,772

For the year ended November 30, 2005	SNTG and Other	SSF	Total
	(in thousands)
Current:
U.S.	$381	$—	$381
Non-U.S.	3,704	3,235	6,939
Deferred:
U.S.	(4,898)	—	(4,898)
Non-U.S.	(25)	7,282	7,257

Income tax provision	$(838)	$10,517	$9,679

For the year ended November 30, 2004	SNTG and Other	SSF	Total
	(in thousands)
Current:
U.S.	$(6,599)	$—	$(6,599)
Non-U.S.	2,980	2,509	5,489
Deferred:
U.S.	13,089	—	13,089
Non-U.S.	74	(131)	(57)

Income tax provision	$9,544	$2,378	$11,922

The following presents the reconciliation of the provision for income taxes to United States federal income taxes computed at the statutory rate:

	2006	2005	2004
	(in thousands)
Income from continuing operations before income tax provision, minority interest, equity in net income of Marine Harvest and cumulative effect of a change in accounting principle	$144,972	$124,471	$64,999

Tax at U.S. federal rate (35%)	$50,740	$43,565	$22,749
Differences between U.S. and non-U.S. tax rates	(3,812)	(3,349)	(285)
Income not subject to income tax	(39,451)	(40,611)	(21,485)
Losses not benefited and change in valuation allowance	(2,885)	7,844	16,241
Withholding and other taxes	—	—	(3,667)
Write-off of deferred tax assets set up in prior years in companies contributed to Marine Harvest	—	11,315	—
Reversal of United Kingdom Controlled Foreign Company reserve	—	(6,361)	—
Adjustments to estimates relative to prior years	(1,614)	(435)	641
Other, net	2,794	(2,289)	(2,272)

Income tax provision	$5,772	$9,679	$11,922

        Substantially all of SNTG's shipowning and ship operating subsidiaries are incorporated in countries which do not impose an income tax on the operating profits of shipping operations.

        The Company's and its subsidiaries' income tax returns are routinely examined by various tax authorities. In management's opinion, adequate provisions for income taxes have been made for all open years.

        The components of the deferred tax assets and liabilities as of November 30, 2006, and 2005 are as follows:

As of November 30, 2006	SNTG and other	SSF	Total
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$28,554	$—	$28,554
Other temporary differences	10,221	757	10,978

Gross deferred tax assets	38,775	757	39,532
Valuation allowances	(4,611)	—	(4,611)

Deferred tax assets	34,164	757	34,921

Deferred tax liabilities:
Differences between book and tax depreciation	(34,529)	—	(34,529)
Other temporary differences	(6,951)	(42)	(6,993)

Deferred tax liabilities	(41,480)	(42)	(41,522)

Net deferred tax (liability) asset	$(7,316)	$715	$(6,601)

Current deferred tax asset	2,946	—	2,946
Non-current deferred tax asset	31,218	757	31,975
Current deferred tax liability	—	—	—
Non-current deferred tax liability	(41,480)	(42)	(41,522)

	$(7,316)	$715	$(6,601)

11.   Income Taxes (Continued)

As of November 30, 2005	SNTG and other	SSF	Total
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$18,662	$—	$18,662
Other temporary differences	13,123	1,054	14,177

Gross deferred tax assets	31,785	1,054	32,839
Valuation allowances	(7,496)	—	(7,496)

Deferred tax assets	24,289	1,054	25,343

Deferred tax liabilities:
Differences between book and tax depreciation	(30,448)	—	(30,448)
U.S. state deferred taxes	(1,579)	—	(1,579)
Other temporary differences	(9,742)	(613)	(10,355)

Deferred tax liabilities	(41,769)	(613)	(42,382)

Net deferred tax (liability) asset	$(17,480)	$441	$(17,039)

Current deferred tax asset	$362	$803	$1,165
Non-current deferred tax asset	22,825	251	23,076
Current deferred tax liability	—	(359)	(359)
Non-current deferred tax liability	(40,667)	(254)	(40,921)

	$(17,480)	$441	$(17,039)

        Non-current deferred tax assets and liabilities have been corrected as at November 30, 2005, to reflect a reduction of $20 million relating to non-current deferred tax assets required to be offset against deferred tax liabilities arising in the same taxing jurisdiction.

        As of November 30, 2006, and 2005, the current deferred tax asset of $2.9 million, and $1.2 million, respectively, is included within "Other current assets" in the consolidated balance sheets. The current deferred tax liability of $0.4 million as of November 30, 2005, is included within "Other current liabilities" in the consolidated balance sheet.

        Withholding and remittance taxes are not recorded on the undistributed earnings of SNSA's subsidiaries since under the current tax laws of Luxembourg and the countries in which substantially all of SNSA's subsidiaries are incorporated, no material taxes would be assessed upon the payment or receipt of dividends.

        Earnings retained by subsidiaries incorporated in those countries which impose withholding, or remittance taxes are considered by management to be permanently reinvested in such subsidiaries. The undistributed earnings of these subsidiaries as of November 30, 2006 were not material.

        As of November 30, 2006, and 2005 SNTG had $82.2 million and $54.0 million, respectively, of net operating loss carryforwards for income tax purposes. Of these, $61.5 million and $31.9 million respectively, were in the US and expire in the range 16-20 years. The remainder have an indefinite carryforward period.

        The deferred tax assets are mainly comprised of net operating loss carryforwards. The Company has recorded a valuation allowance to reflect the estimated amount of these deferred tax assets that may not be realized. The valuation allowance decreased to $4.6 million, as of November 30, 2006 from $7.5 million as of November 30, 2005. The valuation allowance relates to net operating loss carryforwards in Brazil.

12.   Inventories

        Inventories as of November 30, 2006 and 2005 consisted of the following:

2006	SNTG	SSF	Total
	(in thousands)
Raw materials	$162	$99	$261
Consumables	433	—	433
Seafood biomass	—	16,798	16,798

	$595	$16,897	$17,492

2005	SNTG	SSF	Total
	(in thousands)
Raw materials	$119	$178	$297
Consumables	247	—	247
Seafood biomass	—	17,012	17,012

	$366	$17,190	$17,556

13.   Short-Term Bank Loans and Lines of Credit

        Short-term bank loans, which amounted to $144.6 million and $173.3 million as of November 30, 2006 and 2005, respectively, consist principally of drawdowns under committed and uncommitted lines of credit and overdraft facilities.

        Amounts borrowed pursuant to these facilities bear interest at rates ranging from 4.84% to 6.57% in 2006, and from 4.84% to 5.30% in 2005. The weighted average interest rate was 5.4%, 4.9%, and 3.7% for the years ended November 30, 2006, 2005 and 2004, respectively.

        As of November 30, 2006, the Company had various credit lines, including committed lines totaling $780.2 million, of which $635.6 million was available for future use. Of the $780.2 million in total credit lines at November 30, 2006, $725 million is committed beyond one year and $55.2 million is periodically subject to renewal. These credit lines which are subject to renewal are payable on demand and can be withdrawn by the banks with short notice. Commitment fees for unused lines of credit were $1.6 million, $1.3 million, and $0.3 million for the years ended November 30, 2006, 2005 and 2004, respectively.

        During 2005, SNSA closed a new seven-year $400 million revolving credit facility fully underwritten by a group of banks led by Deutsche Bank. On January 31, 2006, SNSA closed a new seven-year $325 million revolving credit facility underwritten by a group of banks led by Citibank International PLC. Both facilities are collateralized by mortgages on certain SNTG ships.

        Several of the credit facilities contain various financial covenants, which, if not complied with, could limit the ability of the Company to draw funds from time to time.

14.   Long-Term Debt

        Long-term debt as of November 30, 2006 and 2005, consisted of the following:

	2006	2005
	(in thousands)
Preferred ship fixed rate mortgages:
Fixed interest rates ranging from 5.57% to 8.57%, maturities vary through 2016	$273,113	$273,098
Preferred ship variable rate mortgages:
Interest rates ranging from 5.47% to 5.81%, maturities vary through 2014	67,638	67,638
Senior Secured Credit Facility, variable interest rate was 5.52%, maturing in 2010	144,000	150,000
Bank and notes payable:
Interest rates ranging from 1.75% to 16.25%, maturities vary through 2010	1,425	2,845

	486,176	493,581

Less—current maturities	(67,301)	(49,482)

	$418,875	$444,099

        Long-term debt is denominated primarily in U.S. dollars, with $1.4 million and $1.2 million denominated in other currencies as of November 30, 2006 and 2005, respectively.

        During 2005, the Company prepaid, or included in the net assets contributed to Marine Harvest, much of its foreign currency denominated debt. The Company also closed any related foreign exchange contracts.

        Annual principal repayments of long-term debt for the five years subsequent to November 30, 2006, and thereafter, are as follows:

(in thousands)
2007	$67,301
2008	66,013
2009	66,008
2010	114,007
2011	34,789
Thereafter	138,058

$486,176

        Agreements executed in connection with certain debt obligations require that the Company maintains defined financial covenants, including but not limited to, minimum consolidated tangible net worth, maximum consolidated debt to tangible net worth and minimum Earnings Before Interest, Tax, Depreciation and Amortization ("EBITDA") to consolidated interest expense. Most of the debt agreements provide for a cross default in the event of a default in another agreement. In the event of a default that extends beyond the applicable remedy or cure period, lenders may accelerate repayment of amounts due to them. Substantially all of the debt is collateralized by mortgages on ships, tank containers and terminals with a net carrying value of $1.1 billion as of November 30, 2006.

        As of November 30, 2006 and 2005, the Company was in compliance with the financial covenants under its debt agreements.

        On February 28, 2005, the Company exercised its right pursuant to the note agreements governing the Senior Notes to redeem all $295.4 million aggregate outstanding principal balance. The Senior Notes were redeemed at the respective redemption prices set forth in each of the note agreements. In connection with the early retirement of its Senior Notes, the Company recognized additional costs on the redemption of $14.3 million, as a result of having to pay a redemption premium in accordance with the terms of the Senior Note agreements.

        Additionally, in 2005, the Company wrote off $1.9 million of unamortized debt issuance costs in connection with the retirement of other debt. In 2005, the Company also recognized a gain on retirement of certain ship debt of $1.1 million.

        Amortization of debt issuance costs was $1.4 million, $1.3 million, and $1.6 million for the years ended November 30, 2006, 2005 and 2004, respectively. Deferred debt issuance costs, net, of $6.1 million and $4.9 million as of November 30, 2006 and 2005, respectively, are included in "Other assets" in the consolidated balance sheets.

15.   Operating Leases

        As of November 30, 2006, the Company was obligated to make payments under long-term operating lease agreements for tankers, land, terminal facilities, tank containers, barges, equipment and offices. Certain of the leases contain clauses requiring payments in excess of the base amounts to cover operating expenses related to the leased assets.

        SNTG entered into agreements with various Japanese shipowners for the time-charter (operating lease) of twelve parcel tankers with anticipated deliveries in 2003 through 2008. As of November 30, 2006, eleven time-charters have commenced with one remaining ship to be delivered in 2008. The twelve time-charters are for an initial period of 36 to 96 months and include an option for the Company to extend the agreements for up to nine additional years. SNTG also has the option to purchase each ship at predetermined prices at any time after three years from the delivery of the ship. These operating leases had commitments for the initial periods of approximately $212 million as of November 30, 2006, for the period 2007 through 2016.

15.    Operating Leases (Continued)

        Minimum annual lease commitments, under agreements which expire at various dates through 2047 are as follows:

(in thousands)
2007	$142,244
2008	113,340
2009	71,311
2010	48,177
2011	21,221
Thereafter	40,989

437,282
Less—sub-lease income	(4,674)

$432,608

        Rental and charter hire expenses under operating lease agreements for the years ended November 30, 2006, 2005 and 2004 were $165.4 million, $138.1 million, and $138.4 million, respectively, net of sub-lease income of $5.4 million, $0.4 million and $1.4 million, respectively.

16.    Allowances and Reserves

	Opening balance period	Expensed in the year	Write offs against the reserve	Other add (deduct)(a)	Contribution to Marine Harvest	Closing balance at end of period
	(in thousands)
For the year ended
November 30, 2006:
Allowance for doubtful accounts	$3,075	$7,314	$(7,422)	$4,293	$—	$7,260
Other(b)	13,562	6,414	(9,596)	954	—	11,334
For the year ended
November 30, 2005:
Allowance for doubtful accounts	$8,009	$735	$(670)	$(1,121)	$(3,878)	$3,075
Other(b)	19,744	3,081	(2,043)	(7,220)	—	13,562
For the year ended
November 30, 2004:
Allowance for doubtful accounts	$8,320	$540	$(1,287)	$436	$—	$8,009
Other(b)	19,109	3,250	(407)	(2,208)	—	19,744

(a)
Includes the effect of payments and exchange rate changes on beginning balances of valuation and qualifying accounts, except as otherwise noted.

(b)
Other includes a number of provisions for legal claims, tax risks and other contingencies arising in the normal course of business. The various liability and accrual accounts included in the "Other" category have been determined in accordance with the guidance provided by SFAS No. 5,

  "Accounting for Contingencies." The "Other" valuation accounts have been classified in our consolidated balance sheets as follows:

	2006	2005	2004
	(in thousands)
Accrued expenses	$10,434	$9,462	$12,043
Other current liabilities	—	—	2,364
Other non-current liabilities	900	4,100	5,337

Total	$11,334	$13,562	$19,744

17.    Pension and Other Post-retirement Benefit Plans

        Certain of the U.S. and non-U.S. subsidiaries of the Company have pension and other post-retirement benefit plans covering substantially all of their shore-based employees and certain ship officers of the Company. It is the Company's policy to fund pension and other post-retirement costs as required by applicable laws and regulations.

        Net periodic benefit costs for the Company's defined benefit pension plans (including a retirement arrangement for one of the Company's directors) and other U.S. post-retirement benefit plans for the years ended November 30, 2006, 2005, and 2004, consist of the following:

				Other U.S. post- retirement Benefits
	Pension Benefits
For the years ended November 30,
	2006	2005	2004	2006	2005	2004
	(in thousands)
Components of Net Periodic Benefit Cost:
Service cost	$4,539	$5,775	$4,936	$339	$288	$432
Interest cost	8,622	8,326	7,960	664	694	859
Expected return on plan assets	(8,306)	(6,496)	(6,371)	—	—	—
Amortization of unrecognized transition obligation	12	16	316	110	110	122
Amortization of unrecognized prior service cost	(248)	202	154	(207)	—	10
Amortization of unrecognized net actuarial loss	3,948	2,674	2,228	111	—	209
Gain recognized due to curtailment	—	(56)	—	—	—	—
Settlement gain recognized	(211)	—	—	—	—	—
Special termination benefit cost	124	—	—	—	—	—

Net periodic benefit cost	$8,480	$10,441	$9,223	$1,017	$1,092	$1,632

        U.S. based employees retiring from SNTG after attaining the age 55 with at least ten years of service with SNTG are eligible to receive post-retirement health care coverage for themselves and their eligible dependents. These benefits are subject to deductibles, co-payment provisions, and other limitations. SNTG reserves the right to change or terminate the benefits at any time.

        The following tables set forth the change in benefit obligations for the Company's defined benefit pension plans and other U.S. post-retirement plans and the change in plan assets for the defined benefit pension plans. There are no plan assets associated with the other U.S. post-retirement plans.

			Other U.S. post- retirement Benefits
	Pension Benefits
For the years ended November 30,
	2006	2005	2006	2005
	(in thousands)
Change in Benefit Obligation:
Benefit obligations at beginning of year	$170,018	$151,368	$13,831	$15,561
Service cost	4,539	5,775	339	288
Interest cost	8,622	8,326	664	694
Benefits paid	(5,302)	(5,000)	(603)	(622)
Plan participant contributions	315	392	—	—
Foreign exchange rate changes	6,327	(1,784)	—	—
Plan amendments	(4,752)	—	(1,974)	—
Curtailments	—	(279)	—	333
Plan settlements	(203)	—	—	—
Actuarial (gains) losses	(4,407)	16,271	405	(2,423)
Special termination benefits	125	—	—	—
SSF operations contributed to Marine Harvest	—	(5,051)	—	—

Benefits obligation at end of year	$175,282	$170,018	$12,662	$13,831

	Pension Benefits
For the years ended November 30,
	2006	2005
	(in thousands)
Change in Plan Assets:
Fair value of plan assets at beginning of year	$126,909	$99,025
Actual return on plan assets	16,042	12,653
Company contributions	9,699	24,923
Plan participant contributions	315	405
Foreign exchange rate changes	4,134	(1,638)
Benefits paid	(5,302)	(4,689)
Plan settlements	(203)	—
Acquisitions/divestures	85	—
SSF operations contributed to Marine Harvest	—	(3,770)

Fair value of plan assets at end of year	$151,679	$126,909

        Amounts recognized in the consolidated balance sheets consist of the following:

			Other U.S. Post- retirement Benefits
	Pension Benefits
As of November 30,
	2006	2005	2006	2005
	(in thousands)
Funded status at end of year	$(23,604)	$(43,110)	$(12,662)	$(13,831)
Unrecognized net actuarial loss	30,389	43,700	2,337	1,953
Unrecognized prior service (benefit)/cost	(2,781)	1,812	(1,767)	—
Unrecognized net transition liability	49	81	655	765
Measurement date to year-end changes	1,056	54	36	126

Net prepaid/(accrued) benefit/(cost)	$5,109	$2,537	$(11,401)	$(10,987)

Prepaid benefit cost	$32,306	$23,957	$—	$—
Accrued benefit liability	(33,940)	(31,794)	(11,401)	(10,987)
Intangible asset	1,609	1,201	—	—
Accumulated other comprehensive loss	5,134	9,173	—	—

Net amount recognized	$5,109	$2,537	$(11,401)	$(10,987)

        In May 2004, the FASB issued FASB Staff Position ("FSP") No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003". ("FSP No. 106-2") provides specific guidance on accounting for the effects of this Act for employers sponsoring post-retirement health care plans that provide certain prescription drug benefits. Additionally, this guidance allows companies who elected to follow the deferral provisions of FSP No. 106-1, and whose prescription drug benefit plans are actuarially equivalent to the benefit to be provided under Medicare Part D, to either reflect the effects of the federal subsidy to be provided by the Act in their financial statements on a prospective basis or a retroactive basis.

        The Company determined that the prescription drug benefit provided by the Company's post-retirement benefit plan as of the date of the Act's enactment was at least actuarially equivalent to those of Medicare Part D and, accordingly, the Company will be entitled to the federal subsidy when it begins in calendar year 2006. On July 1, 2004, the Company adopted the provisions of FSP No. 106-2, and applied these provisions on a retroactive basis effective December 1, 2005. The Company calculated the effect of the Medicare subsidy on its APBO as of December 8, 2003, the date of the Act's enactment (all other actuarial assumptions determined as of December 1, 2005, were not changed). This plan amendment, reflected as of December 1, 2005, reduced the accumulated post-retirement benefit obligation by $1.9 million as a result of this subsidy. Other factors including the discount rate and other actuarial assumptions mitigated the gain, resulting in an ending benefit obligation of $12.6 million. The negative prior service cost is amortized over expected future service to full eligibility, which is currently at 9.55 years. The net periodic post-retirement benefit cost for the year ended November 30, 2006 is after the effects of the Medicare subsidy.

        The Company's U.S. pension and post retirement medical obligations are measured as of September 30. The Company's non-U.S. pension obligations are measured as of November 30. The following are the assumptions used in the measurement of the projected benefit obligation and net periodic pension expense for pension benefits, and the accumulated projected benefit obligation and retiree medical expense for other U.S. post-retirement benefits:

				Other U.S. post- retirement Benefits
	Pension Benefits
As of November 30,
	2006	2005	2004	2006	2005	2004
Weighted-Average Assumptions
Discount rate	5.48%	5.22%	5.73%	5.80%	5.40%	5.80%
Expected long-term rate of return on assets	7.10%	7.22%	7.74%	—	—	—
Rate of increase in compensation levels	3.87%	3.31%	3.23%	—	4.00%	4.00%

        The aggregate benefit obligation for plans with benefit obligations in excess of plan assets was $76.8 million at November 30, 2006, and $162.4 million as of November 30, 2005. The aggregate fair value of plan assets for such plans was $39.3 million at November 30, 2006, and $152.7 million as of November 30, 2005.

        The aggregate pension accumulated benefit obligations ("ABO") for pension plans with ABO in excess of plan assets was $51.4 million as of November 30, 2006, and $120.3 million as of November 30, 2005.

        Health care cost trends assume a 9.5% annual rate of increase in the per capita cost of covered health care benefits for 2006, reducing gradually each year, reaching an ultimate rate of 5.0% in 2014 and remaining at that level thereafter. The effect of a 1% change in these assumed cost trends on the accumulated post-retirement benefit obligation at the end of 2006 would be an approximate $0.4 million increase or an approximate $0.5 million decrease and the effect on the aggregate of the service cost and interest cost of the net periodic benefit cost for 2006 would be an approximate $0.1 million increase or decrease.

        The Company's defined benefit pension plans' weighted-average asset allocation as of November 30, 2006, and 2005, by category was as follows:

	2006	2005
Equity Securities	57%	61%
Debt Securities	29%	22%
Real Estate	12%	10%
Other	2%	7%

Total	100%	100%

        It is the Company's policy to invest pension plan assets for its defined benefit plans to ensure that there is an adequate level of assets to support benefit obligations to participants and retirees over the life of the plans, maintain liquidity in plan assets sufficient to cover current benefit obligations and earn the maximum investment return consistent with a prudent level of investment and actuarial risk. Investment return is the total compounded annual return, calculated recognizing interest and dividend income, realized and unrealized capital gains and losses, employer contributions, expenses, and benefit payments.

        The Company expects to contribute $7.5 million to certain of its defined benefit pension plans in 2007. The following estimated future benefit payments, which reflect expected future service, are expected to be paid by the pension plans in the following years, as indicated:

	Pension Benefits	Other U.S Post- retirement Benefits
	(in millions)
2007	$6.9	$0.6
2008	6.9	0.8
2009	8.9	0.8
2010	9.5	0.9
2011	9.1	0.9
2012-2016	50.0	5.0

        The weighted-average assumptions for 2007 pension benefits and other post-retirement benefits are as follows:

	Pension Benefits	Other U.S Post- retirement Benefits
Discount rate	5.5%	5.4%
Expected long-term rate of return on assets	7.1%	—%
Rate of increase in compensation levels	3.9%	—%

        The Company also provides defined contribution plans to certain of its qualifying employees. Company contributions charged to expense for these plans were $1.2 million, $1.5 million and $2.7 million for the years ended November 30, 2006, 2005 and 2004, respectively.

18.    Capital Stock, Founder's Shares and Dividends Declared

        The Company's authorized share capital consists of 69,000,000 Common shares, no par value, and 17,250,000 Founder's shares, no par value. While the Common shares do not have a par value, they have been assigned a stated value of $1 per Common share. Under the Luxembourg Company law, Founder's shares are not considered as representing capital of the Company.

        In addition to the authorized Common shares and Founder's shares of the Company, an additional 1,500,000 Class B shares, no par value, have been authorized for the sole purpose of the issuance of options granted under the Company's existing stock option plans, and may not be used for any other purpose. The rights, preferences and priorities of such Class B shares are set forth in the Articles of Incorporation.

        All such Class B shares convert to Common shares immediately upon issuance. Such authorized and unissued Class B shares and all of the rights relating thereto expire, without further action, on December 31, 2009. Except for matters where applicable law requires the approval of both classes of shares voting as separate classes, Common shares and Founder's shares vote as a single class on all matters submitted to a vote of the shareholders, with each share entitled to one vote.

        Under the Articles of Incorporation, holders of Common shares and Founder's shares participate in annual dividends, if any are declared by the Company, in the following order of priority: (i) $0.005 per share to Founder's shares and Common shares equally; and (ii) thereafter, all further amounts are payable to Common shares only. Furthermore, the Articles also set forth the priorities to be applied to each of the Common shares and Founder's shares in the event of a liquidation.

        Under the Articles, in the event of a liquidation, all debts and obligations of the Company must first be paid and thereafter all remaining assets of the Company are paid to the holders of Common shares and Founder's shares in the following order of priority: (i) Common shares ratably to the extent of the stated value thereof (for example $1.00 per share); (ii) Common shares and Founder's shares participate equally up to $0.05 per share; and (iii) thereafter, Common shares are entitled to all remaining assets.

        The Common shares are listed in Norway on the Oslo Børs and trade as American Depository Receipts ("ADR") in the United States on Nasdaq. See Note 26 on Subsequent events.

        During 2006 the Company purchased 5.2 million of its Common shares for $143.1 million. This substantially completed the repurchase program announced in August 2005 whereby the Company's Board of Directors authorized the purchase of up to $200 million of its Common shares or related ADRs recorded as "Treasury stock" in the consolidated balance sheet. The Company also acquired 1.3 million Founder's shares in 2006.

        During 2005, the Company purchased 1.6 million of its Common shares for $54.8 million, in accordance with the repurchase program announced in August 2005. The Company also acquired 0.4 million Founder's shares in 2005.

        On February 8, 2007, the Company's Board of Directors recommended a final 2006 dividend of $0.50 per Common share, payable on July 5, 2007 to shareholders of record as of June 20, 2007. The dividend, which is subject to shareholder approval, will be voted on at the Company's Annual General Meeting of Shareholders scheduled for June 14, 2007 in Luxembourg. If approved the dividend will result in an aggregate cash payment to holders of Common shares of $30 million.

        In November 2006, the Company's Board of Directors approved an interim dividend of $0.50 per Common share and $0.005 per Founder's share which was paid on December 6, 2006 to all shareholders of record as of November 20, 2006. The dividend resulted in an aggregate cash payment to holders of Common shares and Founder's shares of $30.3 million.

        In May 2006, the Company's Board of Directors approved a final 2005 dividend of $1.00 per Common share which was paid on June 15, 2006. The dividend resulted in an aggregate cash payment to holders of Common shares and Founder's shares of $61.4 million.

        As of November 30, 2006, and 2005, 14,824,054 and 16,031,978, respectively, of Founder's shares had been issued to Fiducia Ltd, net of Treasury shares. Additional Founder's shares are issuable to holders of outstanding Founder's shares without consideration, in quantities sufficient to maintain a ratio of Common shares to Founder's shares of 4 to 1. No stated values for the Founder's shares are included in the consolidated balance sheets, as these shares exist solely for voting purposes.

        The legal reserve, (see Note 19) may be satisfied by allocation of the required amount at the issuance of shares or by a transfer from paid-in surplus. The legal reserve is not available for dividends.

The legal reserve for all outstanding Common shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of each issuance of new shares.

19.    Restrictions on Payment of Dividends

        On an annual basis, Luxembourg law requires an appropriation of an amount equal to at least 5% of SNSA's unconsolidated net profits, if any, to a "legal reserve" within shareholders' equity, until such reserve equals 10% of the issued share capital of SNSA. This reserve is not available for dividend distribution. At November 30, 2006, this legal reserve amounted to $6.6 million based on Common shares issued as of that date.

        Advance or interim dividends can be declared, up to three times in any fiscal year by the Board of Directors; however, they can only be paid after the prior year's consolidated financial statements have been approved by SNSA's shareholders. There is also a determination as to the adequacy of amounts available to pay such dividends by its independent statutory auditors in Luxembourg.

        Final dividends are approved by the shareholders once per year at the annual general meeting; both advance and final dividends can be paid out of any SNSA earnings, retained or current, as well as paid-in surplus, subject to shareholder approval.

        Luxembourg law also limits the payment of stock dividends to the extent that sufficient surplus exists to provide for the related increase in stated capital.

20.    Stock-Based Compensation

        The Company has a 1987 Stock Option Plan (the "1987 Plan") covering 2,660,000 Common shares and a 1997 Stock Option Plan (the "1997 Plan") covering 5,180,000 Common shares. No further grants will be issued under the 1987 Plan. The 1987 Plan and the 1997 Plan are administered by a Compensation Committee appointed by the Board of Directors. The Compensation Committee awards options based on the grantee's position in the Company, degree of responsibility, seniority, contribution to the Company and such other factors as it deems relevant under the circumstances.

        Stock options are issued at the current market price of SNSA stock on the date of the grant. The grant date is the date on which the Compensation Committee approves the grant.

        All Class B shares issued in connection with the exercise of options will immediately convert to Common shares upon issuance.

        Options granted under both Plans may be exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the grant date. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.

        Stock-based compensation expense in 2006 includes $6.1 million to account for certain stock options, issued between 1993 and 2004, in accordance with APB No. 25.

        Effective December 1, 2005, the Company adopted SFAS No. 123(R) using the modified prospective method. See Note 2 for a description of the adoption of SFAS No. 123(R). The Company uses the Black-Scholes option pricing model to determine the fair value of stock options at the grant date. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by the stock price as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

        The Company estimates the expected term of options granted based on the average term of the option and its vesting period. As permitted by "Stock-Based Payments" ("SAB 107"), the volatility of Common stock has been estimated using the historical volatility of the SNSA share price on the Nasdaq. The Company is unable to determine implicit volatility of stock options in the absence of traded share options of SNSA.

        The risk-free interest rate used in the option valuation model is the yield on U.S. Treasury zero-coupon bonds at the date of the grant with remaining term similar to the expected term on the options. The dividend yield assumption is based on the dividends paid in the last five years.

        Management estimates forfeitures at the date of grant and revises those estimates in subsequent periods if actual forfeitures differ from those estimates. Management has reviewed historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. The impact of forfeitures is not significant. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards which are generally the vesting periods.

        The assumptions used to fair value option grants are as follows:

	For the years ended November 30,
	2006	2005	2004
Expected volatility	52.4%	47.3%	46.2%
Dividend yield	2.6%	2.9%	3.4%
Risk-free rate	4.3%	3.7%	3.9%
Expected lives (in years)	6.3	6.5	6.5

        Prior to the adoption of SFAS No. 123(R), the Company applied APB Opinion No. 25 to account for its stock-based compensation. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123(R) to options granted under the Company's stock option plans in all periods presented prior to the adoption of SFAS No. 123(R). For purposes of this pro forma disclosure, the value of the options is estimated using the Black-Scholes option-pricing model and amortized over the options' vesting periods.

	For the years ended November 30,
	2005	2004
	(in thousands, except for per share data)
Net Income as reported	$483,019	$74,870
Stock-based compensation included in reported net income	1,227	—
Total stock-based employee compensation cost determined under the fair value method of accounting	(2,951)	(2,506)

Net Income pro forma	$481,295	$72,364

Basic Net Income per share:
As reported	$7.45	$1.21
Pro forma	7.42	1.17
Diluted Net Income per share:
As reported	$7.29	$1.19
Pro forma	7.27	1.16

        The above pro forma disclosures are provided for 2005 and 2004 only because employee stock options were not accounted for using the fair-value method during those periods since SFAS No. 123(R) was adopted in 2006.

        The following table reflects activity under the Plans for the years ended November 30, 2006, 2005 and 2004:

For the years ended November 30,	Shares	2006 Weighted average exercise price	Shares	2005 Weighted average exercise price	Shares	2004 Weighted average exercise price
Common share options
Outstanding at beginning of year	1,461,639	$14.58	2,319,489	$11.66	2,311,163	$12.78
Granted	495,400	32.96	489,900	26.41	584,100	7.33
Exercised	(288,404)	10.99	(1,323,587)	13.60	(364,475)	12.05
Forfeited*	(10,634)	24.22	(18,563)	13.88	(89,549)	12.30
Expired	(2,400)	19.08	(5,600)	13.17	(121,750)	10.50

Outstanding at end of year	1,655,601	20.64	1,461,639	$14.58	2,319,489	$11.66

Exercisable at end of year	604,574	$12.43	811,553	$12.03	1,056,383	$16.07

Weighted average fair value of options granted		$14.40		$10.20		$2.65

For the years ended November 30,	Shares	2006 Weighted average exercise price	Shares	2005 Weighted average exercise price	Shares	2004 Weighted average exercise price
Class B options
Outstanding at beginning of year	187,696	$14.34	1,235,638	$14.49	1,715,455	$14.01
Exercised	(53,488)	14.98	(1,039,217)	14.36	(374,088)	12.96
Forfeited*	—	—	(5,925)	13.82	(44,600)	14.54
Expired	(1,300)	19.08	(2,800)	13.17	(61,129)	10.50

Outstanding at end of year	132,908	$14.03	187,696	$14.34	1,235,638	$14.49

Exercisable at end of year	132,908	$14.03	187,696	$14.34	1,125,888	$14.45

*
The Company believes that given the low rate of forfeitures in the past, the expected rate of future forfeitures will be negligible.

        The following table summarizes information about stock options outstanding as of November 30, 2006:

	Options Outstanding
Exercise prices	Number outstanding	Remaining contractual life (years)	Number exercisable
Common share options:
$5.90	222,150	6.04	166,613
$7.33	333,757	7.02	166,879
$13.10	120,644	5.02	120,644
$17.13	1,500	0.01	1,500
$20.13	36,300	1.06	36,300
$26.41	450,550	8.03	112,638
$32.96	490,700	9.13	—

	1,655,601	7.51	604,574

Class B options:
$9.88	23,200	2.06	23,200
$14.63	36,175	3.00	36,175
$14.75	68,383	4.05	68,383
$17.50	2,550	0.01	2,550
$20.50	2,600	3.84	2,600

	132,908	3.34	132,908

        At November 30, 2006, there was $7.8 million of total unrecognized compensation cost relating to non-vested stock-based compensation arrangements granted under the 1997 plan; that cost is expected to be recognized over a period of 4.1 years.

        Cash received from option exercise under all stock-based arrangements for the years ended November 30, 2006, 2005 and 2004 was $3.9 million, $33.1 million and $9.2 million respectively.

        A summary of the status of the Company's nonvested shares as of November 30, 2006, and changes during the year ended November 30, 2006, is presented below:

Nonvested Shares	Shares	Weighted Average Grant-Date Fair Value
Common shares options:
Nonvested as of December 1, 2005	987,624	$16.59
Granted	495,400	32.96
Vested	(423,714)	13.79
Forfeited	(8,283)	27.28

Nonvested as of November 30, 2006	1,051,027	$25.35

21.    Financial Instruments

        All of the Company's derivative activities are over-the-counter instruments entered into with major financial institutions for hedging the Company's committed exposures or firm commitments with major financial credit institutions and shipbuilders. The Company holds foreign exchange forward contracts, and commodity and interest rate swaps, which subject the Company to a minimum level of risk. The Company does not believe that it has a material exposure to credit risk from third parties failing to perform according to the terms of hedge instruments.

        The following foreign exchange contracts, maturing through November 2007, were outstanding as of November 30, 2006:

Purchase
(in local currency, thousands)
Singapore Dollar	28,024
Norwegian Kroner	230,999
Euro	70,000
South African Rand	228
British Pound Sterling	1,000

        The U.S. dollar equivalent of the currencies which the Company had contracted to purchase was $150 million as of November 30, 2006.

        The Company utilizes foreign currency derivatives to hedge committed and forecasted cash flow exposures. Substantially all of these contracts have been designated as cash flow hedges.

        The Company has elected non-hedge accounting treatment for the remaining contracts, which are immaterial. Hedges are periodically evaluated for effectiveness. Forecasted cash flow hedge gains and losses are not recognized in income until maturity of the contract. Gains and losses on hedges of committed commercial transactions are recorded as a foreign exchange gain or loss.

        The Company utilized foreign currency swap contracts to hedge foreign currency debt into U.S. dollars. The Company also entered into an interest rate swap agreement to reduce some of the risk associated with variable rate debt by swapping to fixed rate debt.

        In addition, the Company entered into futures contracts to hedge a portion of its future bunker purchases. These derivatives have been designated as cash flow hedges.

        During 2007, $1.7 million of the net unrealized cash flow hedges from future commercial operating commitments will mature.

        The following estimated fair value amounts of financial instruments have been determined by the Company, using appropriate market information and valuation methodologies. Considerable judgment is required to develop these estimates of fair value, thus the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange:

As of November 30,	2006 Carrying amount	2006 Fair value	2005 Carrying amount	2005 Fair value
	(in millions)
Financial Assets:
Cash and cash equivalents	$44.5	$44.5	$29.6	$29.6
Financial Liabilities:
Short-term bank loans	144.6	144.6	173.3	173.3
Long-term debt including current maturities, and related currency and interest rate swaps	486.2	477.5	493.6	489.7
Financial Instruments:
Foreign exchange forward contracts	3.6	3.6	(3.8)	(3.8)
Interest rate swaps	(0.4)	(0.4)	(0.9)	(0.9)
Bunker hedge contracts	(1.9)	(1.9)	0.7	0.7

        The carrying amount of cash and cash equivalents and short-term bank loans are a reasonable estimate of their fair value, due to the short maturity thereof. The estimated value of the Company's long-term debt is based on interest rates as of November 30, 2006 and 2005, using debt instruments of similar risk and maturities. The fair values of the Company's foreign exchange and bunker contracts are based on their estimated market values as of November 30, 2006 and 2005. Market value of interest rate swaps was estimated based on the amount the Company would receive or pay to terminate its agreements as of November 30, 2006 and 2005. Also, the Company's trade receivables and accounts payable as reported in the consolidated balance sheets approximate their fair value.

Concentration of Credit Risk

        Trade receivables are from customers across all lines of its business. The Company extends credit to its customers in the normal course of business. The Company regularly reviews its accounts receivable and establishes an allowance for uncollectible amounts.

        The amount of the allowance is based on the age of unpaid balances, information about the current financial condition of customers, and other relevant information. Management does not believe significant risk exists in connection with concentrations of credit as of November 30, 2006.

22.    Business and Geographic Segment Information

        The Company has four principal operating segments, which are Tankers, Tank Containers, Terminals and Sea Farm. These operating segments were determined based on the nature of the products and services offered. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company's Chief Executive Officer has been identified as the chief operating decision maker. The Company's chief operating decision maker directs the allocation of resources to operating segments based on the profitability and cash flows of each respective segment.

        The Company has determined that there are two reportable segments: (1) SNTG and (2) SSF which reflect the internal organization of the Company and are businesses with different products and services. The SNTG businesses includes tankers, tank containers and terminals. These businesses provide worldwide logistic solutions for the transportation, storage, and distribution of bulk liquid chemicals, edible oils, acids, and other specialty liquids. Additional information is provided below for certain line items that may contribute to a greater understanding of the SNTG business.

        SSF produces, processes and markets seafood products. The "Corporate and Other" category includes corporate-related items, and the results of other insignificant operations not reportable under other segments.

        The basis of measurement and accounting policies of the reportable segments are the same as those described in Note 2. Inter-segment sales and transfers are not significant and have been eliminated and not included in the following table. Indirect costs and assets have been apportioned within SNTG on the basis of corresponding direct costs and assets. Interest and income taxes are not allocated.

        The following tables show the summarized financial information, in $ thousands, for each reportable segment and the underlying operating segments of SNTG:

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2006	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Sea Farm	Corporate and Other	Total
Statement of Operations
Operating revenue	$1,066	$352	$94	$4	$1,516	$61	—	$1,577
Depreciation and amortization including drydocking	(81)	(8)	(12)	(4)	(105)	(4)	—	(109)
Equity in net income of non-consolidated joint ventures	16	—	2	—	18	—	—	18
Restructuring charges	—	—	—	(2)	(2)	—	—	(2)
Operating income (loss)	130	43	30	(29)	174	16	(21)	169
Interest expense					(35)	—	—	(35)
Interest income					5	—	3	8
Income tax provision					—	(5)	(1)	(6)
Equity in net income of Marine Harvest					—	61	—	61
Net income					128	72	—	200
Balance Sheet
Capital expenditures	264	18	12	2	296	3	—	299
Investments in and advances to non-consolidated joint ventures	67	1	79	—	147	—	—	147
Investment in Marine Harvest					—	323	—	323
Goodwill	—	1	—	—	1	—	—	1
Other intangible assets, net	—	—	—	—	—	24	—	24
Segment assets	1,535	147	372	76	2,130	389	(5)	2,514
	Stolt-Nielsen Transportation Group
For the year ended November 30, 2005	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Sea Farm	Corporate and Other	Total
Statement of Operations
Operating revenue	$966	$334	$83	$8	$1,391	$246	$1	$1,638
Depreciation and amortization including drydocking	(76)	(7)	(11)	(4)	(98)	(9)	(1)	(108)
Equity in net income of non-consolidated joint ventures	12	—	3	—	15	—	—	15
Restructuring charges	—	—	—	(7)	(7)	—	—	(7)
Operating income (loss)	153	30	23	(23)	183	15	(16)	182
Interest expense					(47)	(1)	—	(48)
Interest income					5	—	2	7
Income tax provision					1	(15)	4	(10)
Equity in net income of Marine Harvest					—	11	—	11
Net income (loss)					153	(9)	339	483
Balance Sheet
Capital expenditures	93	35	21	5	154	—	5	159
Investments in and advances to non-consolidated joint ventures	59	1	26	—	86	—	—	86
Investment in Marine Harvest					—	329	—	329
Goodwill	—	1	—	—	1	—	—	1
Other intangible assets, net	—	—	—	1	1	23	—	24
Segment assets	1,321	124	302	46	1,793	408	18	2,219

	Stolt-Nielsen Transportation Group
For the year ended November 30, 2004	Tankers	Tank Containers	Terminals	Corporate	Subtotal	Stolt Sea Farm	Corporate and Other	Total
Statement of Operations
Operating revenue	$841	$297	$76	$5	$1,219	$459	$2	$1,680
Depreciation and amortization including drydocking	(79)	(5)	(10)	—	(94)	(20)	(1)	(115)
Equity in net income of non-consolidated joint ventures	19	—	3	—	22	1	—	23
Restructuring charges	—	—	—	(3)	(3)	—	—	(3)
Operating income (loss)	125	19	25	2	171	(5)	(31)	135
Interest expense					(77)	(3)	—	(80)
Interest income					3	1	—	4
Income tax provision					(9)	(3)	—	(12)
Net income (loss)					115	(19)	(21)	75
Balance Sheet
Capital expenditures	7	4	24	—	35	16	—	51
Investments in and advances to non-consolidated joint ventures	49	1	22	—	72	3	—	75
Investment in Marine Harvest					—	—	133	133
Goodwill	—	1	—	—	1	28	—	29
Other intangible assets, net					—	31	2	33
Segment assets	1,307	96	281	98	1,782	490	160	2,432

        The following table sets out operating revenue by country for the reportable segments. SNTG operating revenue is allocated on the basis of the country in which the cargo is loaded. Tankers and Tank Containers operate in a significant number of countries. Revenues from specific foreign countries which contribute over 10% of total operating revenue are disclosed separately. SSF operating revenue is allocated on the basis of the country in which the sale is generated.

	For the years ended November 30,
	2006	2005	2004
	(in millions)
Operating Revenue:
Stolt-Nielsen Transportation Group—
Tankers:
U.S.	$347	$301	$285
South America	93	93	77
Netherlands	77	80	67
Other Europe	175	170	112
Malaysia	104	87	69
Other Asia	144	95	92
Middle East	62	64	49
Africa	64	71	61
Other	—	5	29

	$1,066	$966	$841

	For the years ended November 30,
	2006	2005	2004
	(in millions)
Stolt-Nielsen Transportation Group—
Tank Containers:
U.S.	$105	$93	$91
South America	11	11	10
France	37	36	30
Other Europe	83	81	74
Japan	17	18	19
Other Asia	52	52	45
China	31	28	16
Other	16	15	12

	$352	$334	$297

Stolt-Nielsen Transportation Group—
Terminals:
U.S.	$79	$71	$63
Brazil	15	12	13

	$94	$83	$76

Stolt Sea Farm:
U.S.	$—	$49	$119
Canada	—	9	18
Chile	—	7	11
United Kingdom	2	10	28
Norway	1	13	24
Spain	29	22	21
France	5	5	12
Belgium	1	7	12
Italy	9	4	1
Other Europe	3	26	41
Japan	11	43	85
Singapore	—	25	21
Taiwan	—	—	14
Other Asia	—	22	52
Other	—	4	—

	$61	$246	$459

        There were no customers of SNTG segments or SSF that accounted for more than 10% of the consolidated operating revenue for the years ended November 30, 2006, 2005 and 2004.

        The following table sets out long-lived assets by country for the reportable segments. For SNTG segments, long-lived assets by country are only reportable for the Terminals operations. SNTG's tanker and tank container operations operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for tankers amounted to $1,374 million, and $1,149 million and for tank containers amounted to $94 million and $79 million as of November 30, 2006 and 2005, respectively.

	As of November 30,
	2006	2005
	(in millions)
Long-Lived Assets:
Stolt-Nielsen Transportation Group—
Terminals:
U.S.	$186	$192
Brazil	46	44
Korea	24	21
Europe	54	—
Other	—	4

	$310	$261

Stolt Sea Farm:
Australia	$2	$2
Norway	1	1
Portugal	1	1
Spain	19	17
Other	1	1

	$24	$22

        Long-lived assets include fixed assets, investments in non-consolidated joint ventures and certain other non-current assets, mainly the unamortized portion of capitalized drydock costs within SNTG. The "Investment in Marine Harvest" amounted to $322.8 million as of November 30, 2006, and the "Investment in and loan to Marine Harvest" amounted to $329.3 million as of November 30, 2005, and are included in the "Corporate and Other" category. Long-lived assets exclude long-term restricted cash deposits, long-term deferred income tax assets, long-term pension assets, goodwill, and other intangible assets.

23.    Commitments and Contingencies

        As of November 30, 2006, the Company had total capital expenditure purchase commitments outstanding of approximately $34.6 million, mainly for 2007, excluding the shipbuilding agreements discussed below.

Shipbuilding Contracts

        On October 2, 2006, the Company announced that an agreement had been reached with SLS Shipbuilding Co. Ltd. ("SLS") for four 43,000 deadweight ton (dwt) parcel tankers. The aggregate price for the four ships is expected to be approximately $338.0 million, with deliveries scheduled to take place between mid 2010 and early 2011. The SLS newbuild ships will have a combination of 24 stainless steel tanks and 15 coated tanks. The main dimensions of the ships will follow the design of the four parcel tankers that SNTG announced that it had ordered in June 2005 from ShinA Shipbuilding Co. Ltd. of South Korea, which was acquired by SLS in 2006. On June 9, 2005, the Company announced that an agreement was reached with ShinA Shipbuilding Co. Ltd. of South Korea for four additional 44,000 dwt parcel tankers, with delivery scheduled to begin the second quarter of 2008. The aggregate price for the four ships is expected to be approximately $229.9 million. The Company also entered into a separate option agreement with the ShinA Shipbuilding Co. Ltd. to order two additional 44,000 dwt parcel tankers for delivery in 2009.

        On October 5, 2006, the company announced that an agreement had been reached with Aker Yards ASA ("Aker Yards") to build four 43,000 dwt parcel tankers. Kleven Florø and Kleven Design became part of Aker Yards in August 2006 (the Company placed an order with Kleven Florø for two 43,000 dwt parcel tankers on March 31, 2005). The new ships will be equipped with 24 stainless steel tanks and 15 coated tanks. The aggregate price for the above-mentioned six ships is expected to be approximately $512.1 million, with deliveries scheduled to take place between late 2007 and the end of 2009.

Environmental

        The Company's operations involve the carriage, use, storage and disposal of chemicals and other hazardous materials and wastes. The Company is subject to applicable federal, state, local and foreign health, safety and environmental laws relating to the protection of the environment, including those governing discharges of pollutants to air and water, the generation, management and disposal of hazardous materials and wastes and the cleanup of contaminated sites.

        The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), commonly known as Superfund, was enacted by the U.S. Congress on December 11, 1980. This law created a tax on the chemical and petroleum industries and provided broad Federal authority to respond directly to releases or threatened releases of hazardous substances that may endanger public health or the environment. This law and similar state environment statutes and common laws can impose liability for the entire cleanup of contaminated sites or for third-party claims for property damage and personal injury, regardless of whether the current owner or operator owned or operated the site at the time of the release of contaminants or the legality of the original disposal activities.

        During 2001, the Company sold SNTG's tank storage terminals in Perth Amboy, New Jersey and Chicago, Illinois. Under the terms of the sale agreement for Perth Amboy, New Jersey, the Company had retained responsibility for certain environmental contingencies, should they arise during the covered period which ended two years after the closing date, in connection with these two sites. As of November 30, 2006, the Company has not been notified of any such contingencies having been incurred and neither does it anticipate any such contingencies being incurred in the future. The Chicago, Illinois terminal property has been leased under a long-term agreement with the Illinois International Port District. In addition, as part of the Chicago, Illinois sale, the Company assigned its rights to the terminal property to a third party. The Company is contingently liable if the third party does not return the facility in acceptable condition at the end of the sublease period, on June 30, 2026.

24.    Legal Proceedings

        In 2006, SNSA was involved in significant legal proceedings, primarily certain antitrust matters described below. To address these issues, SNSA incurred significant legal costs, which are included in "Administrative and general expenses" in the consolidated statements of operations.

        SNSA has also made significant provisions for cash or guaranteed payment terms of agreements or agreements reached in principle or offers made to customers to resolve or avoid antitrust litigation. SNSA expects that it will continue to incur significant legal costs until these matters are resolved.

        SNSA also suffered significant distraction of management time and attention related to these legal proceedings and expects that it will continue to suffer this distraction until these proceedings are resolved. The Company is presently defending against criminal prosecution and could suffer substantial and material fines or penalties or civil penalties, including significant monetary damages or settlement costs as a result of these matters. These matters are at early stages, and it is not possible for the Company to determine whether or not an adverse outcome is probable or, if so, what the range of possible losses would be.

Stolt-Nielsen S.A. and Stolt-Nielsen Transportation Group

Parcel Tanker Investigations by U.S. Department of Justice and European Commission

        In 2002, SNTG became aware of information that caused it to undertake an internal investigation regarding potential improper collusive behavior in its parcel tanker and intra-Europe inland barge operations. As a consequence of the internal investigation, SNTG determined to voluntarily report certain conduct to the Antitrust Division (the "Antitrust Division") of the U.S. Department of Justice (the "DOJ") and the Competition Directorate of the European Commission (the "EC").

        As a result of its voluntary report to the DOJ concerning certain conduct in the parcel tanker industry, on January 15, 2003, SNTG entered into an Amnesty Agreement (the "Amnesty Agreement") with the Antitrust Division, which provided that the Antitrust Division agreed "not to bring any criminal prosecution" against the Company for any act or offense it may have committed prior to January 15, 2003 in the parcel tanker industry to or from the U.S. subject to the terms and conditions of the Amnesty Agreement including continued cooperation. The Amnesty Agreement covers SNSA, SNTG and their directors, officers and employees.

        On February 25, 2003, SNTG announced that it had been conditionally accepted into the DOJ's Corporate Leniency Program with respect to possible collusion in the parcel tanker industry.

        At the same time, the Company also announced that the EC had admitted the Company into its Immunity Program with respect to deep-sea parcel tanker and intra-Europe inland barge operations. Acceptance into the EC Program affords the Company immunity from EC fines with respect to anticompetitive behavior, subject to the Company fulfilling the conditions of the Program, including continued cooperation.

        On April 8, 2003, the Antitrust Division's Philadelphia field office staff informed the Company that it was suspending the Company's obligation to cooperate because the Antitrust Division was considering whether or not to remove the Company from the DOJ's Corporate Leniency Program. The stated basis for this reconsideration was that the Antitrust Division had received evidence that the Company had not met the condition that it "took prompt and effective action to terminate its part in the anticompetitive activity being reported upon discovery of the activity."

        On February 6, 2004, the Company filed a civil action against the DOJ in the U.S. District Court for the Eastern District of Pennsylvania (the "District Court") to enforce the Amnesty Agreement and to seek specific performance and/or a permanent injunction to enforce the Amnesty Agreement's bar on criminal prosecution for certain activity having occurred prior to January 15, 2003. On March 2, 2004, the DOJ notified SNTG that it was unilaterally voiding the Amnesty Agreement and revoking the Company's amnesty. On January 14, 2005 the District Court entered a judgment in the Company's favor and enforced the Amnesty Agreement, enjoining the Antitrust Division from bringing a criminal prosecution for antitrust conduct in the parcel tanker industry covered under the Amnesty Agreement. The DOJ subsequently appealed the January 14, 2005, District Court order.

        On March 23, 2006, a two-judge panel of the U.S. Court of Appeals for the Third Circuit reversed and remanded the District Court's ruling for further proceedings. The panel's decision did not address the merits of the Company's arguments regarding the effect of the Amnesty Agreement. Instead, the decision was based on the determination that the District Court did not have the authority to issue a pre-indictment injunction, premised on separation of powers grounds.

        On March 28, 2006, the Company filed a petition for rehearing en banc in which it sought to have the appeal reconsidered by the entire Third Circuit. The petition was denied on June 30, 2006.

        The Company then filed a petition for certiorari to the U.S. Supreme Court and a motion to recall and stay the mandate of the Third Circuit. On August 21, 2006, the U.S. Supreme Court denied the Company's motion to recall and stay the mandate of the Third Circuit and on October 30, 2006, the U.S. Supreme Court declined to grant certiorari to the Company's petition.

        On August 23, 2006, while the U.S. Supreme Court certiorari petition was still pending, the District Court lifted the injunction against the Company's prosecution, and on September 6, 2006, the DOJ filed a one-count criminal indictment against the Company and two of its executives, Richard B. Wingfield and Samuel A. Cooperman, alleging a violation of Section 1 of the Sherman Antitrust Act.

        The Antitrust Division's prosecution is currently proceeding in the U.S. District Court for the Eastern District of Pennsylvania. On November 22, 2006, each defendant, including the Company, filed separate motions to dismiss the indictment, based on the terms of the Amnesty Agreement.

        On January 3, 2007, the DOJ filed an opposition to the motions premised on the "prompt and effective action" arguments, among others. On January 31, 2007, each defendant filed a reply to the DOJ's opposition. An evidentiary hearing on the motion to dismiss is currently scheduled for May 30, 2007. If the Company's motion to dismiss the indictment is denied, the criminal prosecution likely would proceed to trial. If found guilty, it is possible that the Company could be subject to substantial and material fines and penalties. The DOJ, in its indictment, alleges that SNSA, SNTG and its alleged co-conspirators derived gross gains, and persons other than the defendants who are co-conspirators suffered gross losses, of at least $100 million. If the DOJ can establish this economic impact, it is possible that the provisions of 18 U.S.C. Section 3571(d) (the Alternative Fines Act) could be invoked in an effort to seek damages that are "double the gain" or "double the loss".

        The effect of the indictment being returned by the grand jury against the Company and its officers could, by itself, have a significant impact on the Company's reputation and its relations with employees, vendors, lenders and other constituencies. If the Company was required to pay substantial fines, the Company cannot assure that it would have sufficient available cash to make such payments.

        In August 2004, the EC informed SNTG that it had closed its investigation into possible collusive behavior in the intra-Europe inland barge industry. The EC investigation into the parcel tanker industry has continued. In April 2007, the Company received the EC's Statement of Objections regarding allegations of illegal antitrust activity from August 24, 1998 to April 8, 2002. The Company continues to cooperate with the EC in this matter. The Company understands that SNTG currently remains in the EC's Immunity Program with respect to the parcel tanker industry. The continuing immunity and amnesty of the Company depends on the EC's satisfaction that going forward, the Company is meeting any obligations it may have to cooperate and otherwise comply with the conditions of the Immunity Program. It is possible that the EC could assert that the Company has not complied or is not fully complying with the terms and conditions of the Immunity Program. If this were to happen, the Company could be partly or fully removed from the Immunity Program and subject to substantial and material fines and penalties.

        Because of the ongoing litigation with the Antitrust Division with respect to the Company's Amnesty Agreement, including the Company's prior success at the District Court level, the fact-intensive nature of the issues involved, and the inherent difficulty of predicting the outcome of antitrust lawsuits and investigations, the Company is not able to conclude that an adverse outcome in connection with the criminal investigation is probable or a reasonable range for any such outcome and has made no provisions for any fines related to the DOJ or EC investigations in the accompanying consolidated financial statements.

        The range in cases involving other companies and other circumstances is not necessarily indicative of the range of exposure that the Company would face in the event of an adverse outcome of the DOJ investigation and litigation with the Antitrust Division. An adverse outcome in these proceedings, however, would likely have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Parcel Tanker Investigations by Other Competition Agencies

        In February 2004, the Korea Fair Trade Commission ("KFTC") notified the Company that it was engaged in an antitrust investigation of the parcel tanker shipping industry and SNTG. In January 2006, the Company received a letter from the KFTC stating that the KFTC had "ceased deliberations" in its investigation. Based on an evaluation by the Company's counsel in this matter, the Company understands this letter to constitute formal notice that the KFTC has voted to close its investigation. The Company further understands that the KFTC has the authority to reopen the investigation.

        In February 2004, the Canadian Competition Bureau ("CCB") notified the Company that they were engaged in antitrust investigations of the parcel tanker shipping industry and SNTG. On March 30, 2006, the CCB confirmed that its investigation remains ongoing.

        Because of the continuing nature of the CCB investigation, the fact-intensive nature of the issues involved, and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines related to the Canadian antitrust investigation in the accompanying consolidated financial statements. It is possible that the outcome of this investigation could result in criminal prosecutions and if the Company is found guilty, substantial and material fines and penalties. Consequently, the outcome of the CCB investigation could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

U.S. Department of Justice Investigation into the Stolt-Nielsen Tank Container Business

        On June 28, 2004, the Company received a grand jury subpoena from the DOJ Antitrust Division calling for the production of documents relating to the Company's tank container business, organized as a separate line of business from the Company's parcel tanker business.

        The Company has informed the DOJ that it is committed to cooperating in this matter and between 2004 and 2006, the Company worked to comply with the Staff subpoena and has provided documents on a rolling basis to the Antitrust Division. The Antitrust Division has called witnesses from the Company before the tank containers grand jury in this matter.

        Because of the early stage of this investigation, the unsettled nature of the law involved, the fact-intensive nature of the issues involved, the possible interplay of the tank container investigation with the pending Amnesty Agreement litigation and the inherent unpredictability of the outcome of such proceedings, the Company has made no provisions for any fines or other penalties related to the Antitrust Division investigation in the accompanying consolidated financial statements. It is possible that the Company, its current or former directors, officers or employees could be subject to criminal prosecution and, if found guilty, imprisonment, substantial fines and penalties. The effect of an indictment being returned by the grand jury against the Company's tank container division or its directors or officers could, by itself, have a significant impact on the Company's reputation and its relations with employees, vendors, lenders and other constituencies. Consequently, the outcome of this investigation could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Possibility of Undisclosed Governmental Investigations

        The foregoing are the government antitrust investigations of which the Company has received formal notification.

        Because of the trend towards global coordination of competition agencies and the confidentiality of certain investigations that they conduct, it is possible that there are or may be additional investigations by other national authorities of the parcel tanker industry, the tank container industry or other businesses in which the Company participates. It is also possible that the consequences of such investigations could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Oslo Børs Inquiry

        On July 5, 2006, the Company received an inquiry letter from Oslo Børs ASA (the Oslo Stock Exchange). The inquiry letter sought information regarding the status of the Company's participation in the DOJ's Corporate Leniency Program in connection with a letter delivered by the Antitrust Division's Philadelphia field office on April 8, 2003, and a letter delivered by the DOJ on March 2, 2004, and SNSA's disclosures related thereto. The Company fully cooperated with this inquiry letter. On September 15, 2006, Oslo Børs informed the Company that it was not pursuing further the issues raised by its inquiry letter.

U.S. Securities and Exchange Commission Informal Inquiry

        On July 12, 2006, the Company received notice of an informal inquiry by the U.S. Securities and Exchange Commission ("SEC"). The inquiry requested documents and information relating to the material weaknesses in internal financial controls disclosed in SNSA's Annual Report on Form 20-F for the fiscal year ended November 30, 2005, including its stock option grants and practices, and communications with antitrust regulators in the U.S. and Europe.

        The Company is cooperating with the SEC and continues to provide responsive documents. The SEC's inquiry is still ongoing. Because of the inherent unpredictability of the outcome of SEC inquiries and investigations, the Company is unable to determine whether or not an unfavorable outcome is probable, and is unable to estimate a range of possible losses.

        It is possible that this inquiry could lead to a formal investigation, the outcome of which could result in substantial and material fines and penalties. Consequently, the outcome of the SEC's inquiry could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Antitrust Civil Class Action Litigations and Arbitrations

        During 2006, there were seven putative private antitrust class action lawsuits outstanding against SNSA and SNTG in U.S. federal and state courts for alleged violations of antitrust laws, three of which have been dismissed or settled. The four remaining actions set forth almost identical claims of collusion and bid rigging that track information in media reports regarding the DOJ and EC investigations.

        The suits seek treble damages in unspecified amounts and allege violations of the Sherman Antitrust Act and various state antitrust and unfair trade practices acts. The actions typically name as defendants SNSA and SNTG, along with several of the Company's competitors, such as Odfjell, Jo Tankers and Tokyo Marine.

        Of the three putative class action lawsuits that have been dismissed or settled in 2006, the following action was voluntarily dismissed by the plaintiffs against all of the defendants:

  •
  KP Chemical Corporation, on behalf of itself and all others similarly situated, v. Jo Tankers AS, Jo Tankers NV, Jo Tankers Asia Pte, Ltd., Jo Tankers Japan, Stolt-Nielsen Transportation Group Ltd., Stolt Parcel Tankers, Inc., Stolt-Nielsen Netherlands BV, Stolthaven Terminals, Inc., Anthony Radcliffe Steamship Company, Ltd., Copenhagen Tankers, Inc., Parcel Tankers de Columbian y Cia Ltda., Tokyo Marine Co. Ltd., and IIno Kaiun Kaisha, Ltd., 3:04-cv-00249 (D. Conn.) ("KP Chemical").

        On November 21, 2006, however, KP Chemical attempted to reinstate its claims against the Company in its individual capacity (rather than as a class representative) by presenting the Company with a demand for opt-out arbitration. The matter is now in confidential arbitration proceedings.

        The plaintiff in the following putative class action never served the Company with its complaint; accordingly, the complaint was eventually dismissed by the U.S. District Court for the District of Connecticut on February 6, 2006:

  •
  Tulstar Products, Inc. individually and on behalf of all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc. and Tokyo Marine Co. Ltd., 3:04-cv-00318-AWT (D. Conn.).

        In addition to the two dismissals described above, the Company has settled the following action without incurring material cost or expense:

  •
  JLM Industries, Inc., JLM International, Inc., JLM Industries (Europe) BV, JLM Europe BV, and Tolson Holland, individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co. Ltd., 3:03 CV 348 (DJS) (D. Conn.) ("JLM").

        In connection with the settlement, the Company obtained a release of claims.

        As a result of the dismissals and settlements described above, only the following four putative antitrust class action lawsuits remain outstanding in U.S. federal and state courts, or in arbitration proceedings:

  1.
  Karen Brock, on behalf of herself and all others similarly situated, v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers USA, Inc., Tokyo Marine Co. Ltd and Does 1 through 100 inclusive, No. CGC 04429758 (Superior Court of Cal., County of San Francisco) ("Brock");

  2.
  Scott Sutton, on behalf of himself and all others similarly situated in the State of Tennessee v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, and Odfjell Seachem AS, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co. Ltd., No. 28,713-II (Cir. Ct. Cocke County, Tenn.) ("Sutton");

  3.
  Fleurchem, Inc., on behalf of itself and all others similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA, Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co. Ltd, H-03-3385 (S.D. Tex.) ("Fleurchem"); and

  4.
  AnimalFeeds International Corp., Inversiones Pesqueras S.A., Central Pacific Protein Corp, and Atlantic Shippers of Texas, Inc., individually and on behalf of all other similarly situated v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Odfjell ASA; Odfjell USA Inc., Jo Tankers BV, Jo Tankers USA, Inc., and Tokyo Marine Co. Ltd, 2:03-CV-5002 (E.D. Pa.) ("AnimalFeeds").

        In three of these antitrust class action lawsuits, Fleurchem, Brock, and Sutton, indirect purchasers claim that alleged collusion resulted in higher prices being passed on to them. In the other remaining class action lawsuit, AnimalFeeds, customers claim that, as a result of defendants' alleged collusive conduct, they paid higher prices under their contracts with the defendants.

        State Court Indirect Purchaser Antitrust Actions: Sutton and Brock.    The Sutton and Brock actions are currently pending in U.S. state courts. The Brock action has been stayed by agreement of the parties. The Company has filed a motion to dismiss the Sutton complaint in its entirety.

        Multidistrict Litigation (MDL) in the U.S. District Court for the District of Connecticut.    On the Company's motion, the two remaining federal putative class actions (AnimalFeeds and Fleurchem) were consolidated into a single multidistrict litigation ("MDL") proceeding in the U.S. District Court for the District of Connecticut (the "MDL Court") captioned "In re Parcel Tanker Shipping Services Antitrust Litigation."

        As to Fleurchem, on December 9, 2005, the Company filed a motion to compel arbitration of Fleurchem'sclaims and is engaging in discovery on the arbitration issue.

        As to AnimalFeeds, the U.S. District Court for the District of Connecticut is requiring all similarly situated direct purchaser plaintiffs, including AnimalFeeds, to proceed in arbitration rather than in federal district court. The Company proceeded to arbitrate with AnimalFeeds before a five-member tribunal ("New York Arbitral Tribunal").

        The parties agreed to divide the proceedings into three phases: (1) clause construction (to determine if class arbitration is permitted under the arbitration clause); (2) class certification; and (3) merits/liability. After an initial unfavorable ruling from the New York Arbitral Tribunal, the U.S. District Court for the Southern District of New York ruled that class arbitration is not permitted under the parties' arbitration clauses. Accordingly, the court held AnimalFeeds may only arbitrate its individual claims.

        AnimalFeeds has appealed this decision to the U.S. Court of Appeals for the Second Circuit. In light of the ongoing Second Circuit appeal, the New York Arbitral Tribunal has stayed proceedings in the arbitration.

        In light of the early stages of these litigations and arbitrations, the fact-intensive nature of the issues involved, the unsettled law and the inherent uncertainty of litigation and arbitration, the Company is not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and the Company has not made any provision for any of these claims in the accompanying consolidated financial statements. It is possible that the outcomes of any or all of these proceedings could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Direct Purchaser Opt-Out Plaintiff Antitrust Civil Litigation and Arbitration

        In addition to the four remaining putative class actions described above, the Company is aware of four lawsuits that were filed in the U.S. federal courts by plaintiffs who had elected to opt out of the putative class actions. The principal plaintiffs in these actions were direct purchasers of the Company's parcel tanker services. The cases were as follows:

  1.
  The Dow Chemical Company v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co. Ltd., 3:03-CV-01920 (D. Conn.);

  2.
  Union Carbide Corporation v. Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen, S.A., Odfjell ASA, Odfjell Seachem AS, Odfjell USA, Inc., Jo Tankers BV, Jo Tankers, Inc., and Tokyo Marine Co. Ltd., 3:03-CV-01919 (D. Conn.);

  3.
  Huntsman Petrochemical Corporation, Huntsman International Trading Corporation, Huntsman Chemical Company Australia Pty. Ltd., and Huntsman Petrochemicals (UK) Ltd. v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., and Tokyo Marine Co. Ltd., 3:04-CV-923 (D. Conn.); and

  4.
  Sasol Ltd., Sasol Chemical Indus. Ltd., Sasol Technology (Pty.) Ltd., Sasol Chemie Gmbh & Co. Kg, Sasol Olefins & Surfactants Gmbh, Sasol Germany Gmbh, Merisol Antioxidants LLC, Sasol Italy Spa, Sasol North America Inc., Merisol Ltd., Merisol UK Ltd., Merisol Hong Kong Ltd., Merisol LP, Merisol USA LLC, Merisol RSA (Pty.) Ltd., Merisol GP LLC v. Stolt-Nielsen S.A., Stolt-Nielsen Transportation Group Ltd., Stolt-Nielsen Transportation Group BV, Stolt-Nielsen Nederland BV,

  Stolt Tankers Inc., Richard B. Wingfield, Odfjell ASA, Odfjell Seachem AS, Odfjell Tankers AS, Odfjell USA Inc., Bjorn Sjaastad, Erik Nilsen, Jo Tankers BV, Jo Tankers Inc., Hendrikus Van Westenbrugge, Tokyo Marine Co. Ltd., Satoshi Kuwano, 3:04-CV-2017 (D. Conn.).

        These four lawsuits made allegations similar to the putative class actions and sought the same type of damages under the Sherman Antitrust Act as sought by the purported class actions.

        In effect, the opt-out plaintiffs asserted claims in their own names that would have been otherwise included within the purported scope of the damages sought by the purported class actions. All four opt-out lawsuits were consolidated into the MDL litigation and stayed pending arbitration. Pursuant to confidential commercial agreements, each has dismissed its lawsuit against the Company.

        Consolidated Opt-Out Antitrust Arbitration Proceeding.    Nine other customers pursued similar antitrust claims against the Company in a consolidated opt-out arbitration proceeding. The Company has entered into confidential settlements with all claimants who filed demands in the consolidated opt-out arbitration.

        Additional Opt-Out Arbitration Claimants.    Since the consolidated arbitration proceeding began, several other parcel tanker customers of the Company have come forward and presented formal arbitration demands. Two have entered into confidential commercial agreements, and the Company is engaged in settlement discussions with others. In connection with a final opt-out arbitration demand, brought by Transammonia Inc., the parties have cross-moved before the U.S. District Court for the Southern District of New York to appoint an arbitration panel chair following the failure of the party-appointed arbitrators to agree. Transammonia's claim is brought in an individual capacity.

        In light of the early stage of these litigations and arbitrations, the fact intensive nature of the issues involved, the inherent uncertainty of litigation and arbitration, the unsettled law and the potential offsetting effect of counterclaims asserted against the claimants, the Company is not able to determine whether or not a negative outcome in any of these actions is probable, or a reasonable range for any such outcome, and has made no provision for the claims raised in these proceedings in the accompanying consolidated financial statements. Given the volume of commerce involved in the Company's parcel tanker business, an adverse ruling in one or more of these civil antitrust proceedings could subject the Company to substantial civil damages in light of the treble damages provisions of the Sherman Antitrust Act.

        The Company has noted that the civil damages in major civil antitrust proceedings in the last decade have ranged as high as hundreds of millions of dollars, including where companies have entered into the DOJ's Corporate Leniency Program.

        This range involving other companies and other circumstances is not necessarily indicative of the range of exposure that the Company would face in the event of an adverse outcome, although it is possible that the outcomes of any or all of these proceedings could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Customer Settlements

        The Company has actively engaged in discussions with a number of customers, including many of those described above, regarding the subject matter of the DOJ and EC antitrust investigations.

24.    Legal Proceedings (Continued)

        To date, the Company has reached agreements or agreements in principle resolving existing and potential antitrust claims with a significant number of its major customers, with the condition that the customer relinquishes all claims arising out of the matters that are the subject of the antitrust investigations.

        These agreements include the settlements specifically described above, and additional settlements of potential claims that were never made in any lawsuit or arbitration. These agreements typically affect the commercial terms of the Company's contracts with the relevant customers. In some cases, the Company has also agreed to future discounts, referred to as rebates, which are subject to a maximum cap and are tied to continuing or additional business with the customer.

        The potential future rebates which are not guaranteed by SNTG, are not charged against operating revenue unless they are in consideration for settlement of existing or potential antitrust claims or the rebate is earned. The aggregate amount of such future non-guaranteed rebates for which SNTG could be responsible under agreements, agreements in principle and offers made and unrecognised as of November 30, 2006, is approximately $8 million. The Company expects that most of the operating revenue that would be subject to these rebates will occur within the twelve months subsequent to November 30, 2006. In certain cases, the Company has also agreed to make up-front cash payments or guaranteed payments to customers, often in conjunction with rebates.

        The Company has made provisions against operating revenue totaling $21.9 million in 2006, reflecting such payment terms of settlement agreements or agreements in principle or offers made to customers.

        The Company continues to engage in business negotiations with other customers. There can be no certainty regarding the results of these ongoing negotiations, each is highly individualized and involves numerous commercial and litigation factors.

Antitrust Civil Action by Former Competitor

        On June 23, 2004, the bankruptcy trustee for O.N.E. Shipping, Inc. ("O.N.E."), a former competitor of SNTG, filed an antitrust lawsuit against the Company in the U.S. District Court for the Eastern District of Louisiana alleging claims under state and federal laws.

        The claims generally track the factual allegations in the putative class action lawsuits and direct opt-out lawsuits described above, except that the complaint alleges that the Company conspired with other parcel tanker firms to charge predatory prices, that is, prices that were below a competitive level, thereby driving O.N.E. out of business. This lawsuit seeks treble damages related to alleged suppression and elimination of competition. It has been consolidated in the MDL litigation. On July 5, 2006, the Company filed a motion to dismiss the complaint. O.N.E. has dropped its Louisiana state court claims as time-barred. The Company currently awaits the court's ruling on the motion to dismiss. Initial discovery has commenced.

        In light of the early stage of this lawsuit and the inherent uncertainty of litigation, the Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and has made no provision for the claims raised in this lawsuit in the accompanying consolidated financial statements. It is possible that the outcome of this action could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Securities Litigation

        In March 2003, an individual claiming to have purchased the Company's American Depositary Receipts, Joel Menkes, filed a purported civil securities class action in the U.S. District Court for the District of Connecticut against the Company and certain officers and directors. Plaintiffs' counsel have since replaced Mr. Menkes with Irene and Gustav Rucker. The current complaint appears to be based significantly on media reports about the O'Brien action (described below) and the DOJ and EC investigations (described above). Pursuant to the Private Securities Litigation Reform Act, the court allowed for the consolidation of any other class actions with this one. No other class actions were brought during the time allowed.

        On September 8, 2003, the plaintiffs filed their Consolidated Amended Class Action Complaint against the same defendants.

        The consolidated complaint was brought on behalf of "all purchasers of Stolt's American Depositary Receipts ("ADR's") from May 31, 2000, through February 20, 2003... and all U.S. located purchasers of Stolt securities traded on the Oslo Exchange to recover damages caused by defendants' violations of the Securities Exchange Act of 1934".

        The complaint claims that the Company "concealed that a material portion of SNSA's and SNTG's revenues and earnings from 2001 through February 2003 came from an illegal pact between SNTG and Odfjell ASA... to rig bids for international shipping contracts..."

        The consolidated complaint asserted that the Company's failure to disclose such alleged behavior, coupled with allegedly "false and misleading" statements, caused plaintiffs to pay inflated prices for the Company's securities by making it appear that the Company was "immune to an economic downturn that was afflicting the rest of the shipping industry" and "misleading them to believe that the Companies' earnings came from legitimate transactions".

        The Company has sought to dismiss the complaint. By order issued September 12, 2006, the district court dismissed with prejudice plaintiffs' scheme liability claims against all defendants in the case but the other claims have not been dismissed.

        The Company is vigorously defending itself against this lawsuit. The Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and the Company has not made any provisions for any liability related to the action in the accompanying consolidated financial statements. It is possible that the outcome of this litigation could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

Employment Litigation

        In an action filed in the Superior Court in Connecticut, SNTG and its former chairman have been sued by a former employee, Paul E. O'Brien, who resigned in early 2002.

        The plaintiff in the O'Brien action, a former in-house counsel, seeks damages for constructive discharge and alleges that SNTG was engaging in ongoing "illegal antitrust activities that violated United States and international law against price fixing and other illegal collusive conduct". The O'Brien action also seeks an order allowing the plaintiff to disclose client confidences and secrets regarding these allegations and protecting the plaintiff from civil or disciplinary proceedings after such revelation. The complaint, as amended, does not specify the damages sought other than to state they are in excess of the $15,000 jurisdictional minimum.

        SNTG filed motions for summary judgment on the entire complaint based, among other things, on the grounds that: 1) a New York lawyer cannot maintain an action against his client where it will necessarily require disclosure of privileged information or client confidences; and 2) O'Brien failed pursuant to New York (and Connecticut) law to report his concerns "up the corporate ladder" in March 2002. By agreement of the parties, in September 2004, the Superior Court heard arguments on only the first ground for summary judgment. In October 2004, the Superior Court denied that branch of the summary judgment motion.

        The Company immediately took an interlocutory appeal, and the Company's petition for review by the Connecticut state Supreme Court was denied in April 2005.

        The O'Brien action is still in the early stages of discovery. The Company intends to continue to vigorously defend itself against this lawsuit. The Company is not able to determine whether or not a negative outcome in this action is probable, or a reasonable range for any such outcome, and has not made any provision for any liability related to the action in the accompanying consolidated financial statements.

        It is possible that the outcome of this litigation could have a material adverse effect on the Company's financial condition, cash flows and results of operations.

General

        The Company is a party to various other legal proceedings arising in the ordinary course of business. The Company believes that none of those matters will have a material adverse effect on its business or financial condition.

        The ultimate outcome of governmental and third-party legal proceedings are inherently difficult to predict. It is reasonably possible that actual expenses and liabilities could be incurred in connection with both asserted and unasserted claims in a range of amounts that cannot reasonably be estimated. It is possible that such expenses and liabilities could have a material adverse effect on the Company's financial condition, cash flows and results of operations. The Company's operations are affected by U.S. and foreign environmental protection laws and regulations. Compliance with such laws and regulations entails considerable expense, including ship modifications and changes in operating procedure.

Legal Fees

        In connection with the foregoing investigations and legal proceedings, the Company has incurred significant legal fees and costs. SNSA incurred legal fees and costs of $42.0 million in 2006, $30.2 million in 2005, and $20.1 million in 2004, which are included in "Administrative and general expenses" in the consolidated statements of operations. SNSA expects that it will continue to incur significant fees and costs until these matters are resolved.

        Due to the uncertainty over the resolution of the matters described above, as of November 30, 2006, SNSA had not established any reserves for legal fees and costs related to these proceedings.

25.    Discontinued Operations

        On January 13, 2005, the Company sold 79,414,260 Common shares of Stolt Offshore S.A. ("SOSA"), representing all of its remaining ownership interest. The shares were sold at a price of 39.25 Norwegian Kroner per share (approximately $6.35 per share) with an aggregate gross value of $504.3 million (net proceeds of $492.4 million) in a private placement to certain qualified investors in transactions exempt from the registration requirements of the U.S. Securities Act of 1933. The Company reported a net gain on the sale of $355.9 million from this transaction. In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company has reclassified its previously issued consolidated financial statements to reflect SOSA as discontinued operations. SOSA was renamed Acergy S.A. on August 31, 2006.

        As of December 1, 2003, and through February 13, 2004, the Company held a 63.5% economic interest and 69.2% voting interest in SOSA resulting in the inclusion of SOSA's financial statements in the consolidated financial statements net of minority interest.

        On February 13, 2004, a private placement of 45.5 million new SOSA Common shares was offered to qualifying investors, not affiliated with the Company, at a subscription price of $2.20 per share, resulting in total cash proceeds to SOSA of approximately $100 million.

        Concurrently, all 34 million SOSA Class B shares owned by the Company were converted to 17 million new SOSA Common shares. On February 19, 2004, the Company sold 2 million of its previously directly owned SOSA Common shares in a private placement transaction to an unaffiliated third party. The shares were sold at the then current market price of 24.00 Norwegian Kroner per share with proceeds of $6.7 million received on February 25, 2004.

        The above transactions reduced the Company's economic and voting interest in SOSA to 41.1% as of February 19, 2004, resulting in the deconsolidation of SOSA as of mid-February 2004.

        The equity method of accounting has been applied for the Company's remaining investment in SOSA subsequent to deconsolidation. In connection with the SOSA private placement of equity, the Company recognized a gain of $20.9 million representing the excess of SNSA's share of SOSA's equity immediately after the private placement over SNSA's investment in SOSA. The Company recognized an additional gain of $4.0 million related to SNSA's sale of two million SOSA Common shares in the first quarter of 2004.

        The following table summarizes the results of operations for the discontinued operations:

	For the years ended November 30,
	2004	2003
	(in millions)
Operating revenue	$276	$1,482
Operating expenses	(267)	(1,590)

Gross profit (loss)	9	(108)
Impairment of fixed assets	—	(177)
Other expenses, net	(27)	(133)
Minority interest	7	153
Equity in income of SOSA	9	—

Loss from discontinued operations	$(2)	$(265)

        SNSA also recorded equity in net income of SOSA until January 13, 2005, of $1.1 million in the year ended November 30, 2005.

Other Arrangements and Transactions with SOSA

        SOSA and SNSA had developed a number of arrangements and engaged in various transactions as affiliated companies. All material arrangements with SOSA were reviewed by the SNSA Audit Committee. Previous material agreements are described below:

Corporate Services Agreement

        Pursuant to a Corporate Services Agreement, SNSA supplied, through its subsidiaries, financial, risk management, public relations and other services to SOSA for an annual fee based on costs incurred in rendering those services. The fee was subject to negotiation and agreement between SOSA and SNSA on an annual basis. The fees are included as a component of administrative and general expenses in the consolidated statements of operations. In connection with the sale of all of the Company's remaining ownership interest in SOSA in January 2005, the existing Corporate Services Agreement was terminated, although, minimal charges are still incurred by SOSA. The fees for these management services were $0.3 million and $2.6 million for the period to January 13, 2005, and fiscal year 2004 respectively.

Other Administrative Service Charges

        SNSA provided various services to SOSA, including insurance, payroll administration and information technology and received a fee for these services.

        The fee is included as a component of administrative and general expenses in the consolidated statements of operations. The fees for these services in 2004 resulted in a net payment to SOSA of $0.7 million as the fees were offset by the receipt of final settlement of certain insurance premiums paid previously by SOSA.

Guarantee Fees

        SOSA compensated SNSA for the provision of guarantees. All such guarantees were eliminated as of November 30, 2004, as SNSA was released from all of its financial guarantee obligations to SOSA as a result of SOSA's new $350 million secured revolving credit and guarantee facility.

        The table below sets out charges and payments to SOSA and its subsidiaries for the year ended November 30, 2006 and 2005, respectively:

	2006	2005	2004
	(in millions)	(in millions)	(in millions)
Corporate services agreement charges from SNSA to SOSA	$0.2	$0.3	$2.6
Interest and guarantee fee charges from SNSA to SOSA	—	—	1.1
Insurance premium payable by SOSA to captive insurance company	—	—	9.6
Insurance payments by captive insurance company to SOSA	—	—	(13.2)
Other administrative service charges (receipts) from SNSA to SOSA	0.4	2.9	(0.7)

Total	$0.6	$3.2	$(0.6)

        Short-term payables due to SNSA of $1.7 million as of November 30, 2004, related primarily to outstanding insurance related activities, corporate service agreement charges, and other management service charges.

        On April 20, 2004, the Company completed a previously announced debt for equity conversion, under which SNTG subscribed for an additional 22,727,272 Common shares of SOSA, in consideration for the cancellation of $50 million of subordinated loans to SOSA. As SNSA received SOSA Common shares in settlement of the obligation that were at a value that equaled SNSA's loan receivable amount at the date the Company committed to perform the debt to equity conversion, no gain or loss was recognized.

        The $50 million was added to the Company's investment in SOSA, and is included in "Investment in and Advances to Discontinued Operations", which amounted to $133.4 million as of November 30, 2004. The Company sold its entire investment in SOSA on January 13, 2005.

26.    Subsequent Events

Sale of Southern bluefin tuna

        On December 18, 2006, SNSA's wholly-owned subsidiary, SSF, completed the sale of its Southern bluefin tuna business, based in Port Lincoln, Australia, to SAMS Holdings (SA) Pty. Ltd. for proceeds totaling AUS $90.0 million (approximately $70.0 million at prevailing exchange rates). SNSA recognized a gain of approximately $44.3 million on the transaction in its first quarter of 2007. Operating revenue for the Southern bluefin tuna business in 2006 was approximately $11.0 million.

Daxie Joint Venture

        SNSA announced on December 21, 2006, that through a wholly-owned subsidiary, it had signed a joint venture agreement with CITIC Daxie Development Co. in Ningbo, China to establish a joint venture to design, construct, own and operate a new chemical and oil products terminal on Daxie Island, China. Stolthaven and CITIC Daxie Development Co. will each own 50% of the newly formed joint venture company, Stolthaven Ningbo Ltd.

        The initial phase of development is anticipated to include the construction of 23 storage tanks, with a total capacity of 204,000 cubic meters at a total estimated investment of $44 million. Stolthaven's share of the initial investment is $22 million. The terminal is expected to be operational in 2008.

Acquisition of Sturgeon and Caviar business

        On December 21, 2006, the Company announced that through its wholly-owned subsidiary, SSF, it acquired a 75% equity stake in the sturgeon and caviar business, Sterling Caviar LLC, ("Sterling Caviar") from Marine Harvest.

        The total purchase consideration was approximately $3.8 million and the assumption of loans of $1.3 million, which represents the existing book value of the operations. Sterling Caviar will be consolidated in SNSA's financial statements from the first quarter 2007. Sterling Caviar is based in Sacramento, California.

Sale of Marine Harvest

        SNSA announced on December 29, 2006, that it had completed the sale of its 25% shareholding in Marine Harvest to Geveran, (which in turn contributed the business to Pan Fish ASA) after the approval of the transaction from U.K. and French competition authorities.

        SNSA recorded a gain of $21.8 million on this transaction in the first quarter of 2007 based upon the value of its investment in Marine Harvest.

Completion of the Share Repurchase Program

        SNSA announced on December 1, 2006, that it had completed the repurchase program first announced on August 25, 2005, authorizing the Company to purchase up to $200 million worth of its Common shares or related American depository shares. The total amount of shares repurchased under this program was 6,852,240.

Purchase of Multitank Iberia

        In March 2007, the Company completed the purchase of the Liberian flagged vessel Multitank Iberia of approximately 3,716 gross registered tons, from CGT Chemikalien Gastransport GmbH and Co. Kg of Elsfeth, Germany for $14.9 million. The Multitank Iberia, which was renamed Stolt Razorbill, is a double hull, 5,797 dwt parcel tanker built in 1995 and will be used in the Company's Inter-European service.

SLS Shipbuilding Co. Ltd

        In April 2007, the Company exercised its options for four 43,000 dwt parcel tankers from SLS. The aggregate price for the 4 ships is expected to be approximately $338.0 million, with deliveries scheduled to take place in 2011 and 2012. The SLS newbuildings will have a combination of 24 stainless steel tanks and 15 coated tanks. The main dimensions of the ships will follow the design of the four parcel tankers that SNTG announced ordering in October 2006.

Nasdaq Delisting

        The Company's Common shares trade in the form of American Depositary Shares ("ADS") (each ADS representing one Common share) in the U.S. on Nasdaq. On April 19, 2007, the Company announced its intention to voluntarily delist from the Nasdaq Global Select Market, to be effective as of the close of trading on May 21, 2007, and to terminate its American Depositary Receipt program.

        The Company also announced its intention to file a Form 15F with the SEC to terminate its registration and reporting obligations under the Securities Exchange Act as soon as it becomes eligible to do so. The Company will maintain its listing in Norway on the Oslo Børs.

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INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
STOLT-NIELSEN S.A. CONSOLIDATED STATEMENTS OF OPERATIONS
STOLT-NIELSEN S.A. CONSOLIDATED STATEMENTS OF OPERATIONS (Continued)
STOLT-NIELSEN S.A. CONSOLIDATED BALANCE SHEETS
STOLT-NIELSEN S.A. CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
STOLT-NIELSEN S.A. CONSOLIDATED STATEMENTS OF CASH FLOWS
STOLT-NIELSEN S.A. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS